As filed with the Securities and Exchange Commission on September 6, 2002
Registration No. 333-88550

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

PRE-EFFECTIVE AMENDMENT NO. 3
FORM SB-2
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933

NuTECH DIGITAL, INC.
(Exact Name of Registrant as Specified in Its Charter)

California		95-4642831
(State or Other Jurisdiction	(Primary Standard Industrial	(I.R.S. Employer
of Incorporation or Organization)	Classification Code Number)	Identification No.)

7900 Gloria Avenue, Van Nuys, California 91406
Telephone: (818) 994-3831
(Address, Including Zip Code, and Telephone Number, Including Area Code, of Registrant’s Principal Executive Offices)

LEE KASPER
President and Chief Executive Officer
NuTech Digital, Inc.
7900 Gloria Avenue, Van Nuys, California 91406
Telephone: (818) 994-3831
(Name, Address, Including Zip Code, and Telephone Number, Including Area Code, of Agent for Service)

Copies of communications to:
MARY ANN SAPONE, ESQ.
Pollet, Richardson & Patel, 10900 Wilshire Boulevard, Suite 500
Los Angeles, CA 90024
Telephone: (310) 208-1182
Telecopier: (310) 208-1154

Approximate date of commencement of proposed sale to the public:    As soon as practicable after the effective date of this Registration Statement.
If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, check the following box.  ☒
If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If this form is a post-effective amendment filed pursuant to Rule 462(d) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering.  ☐
If delivery of the prospectus is expected to be made pursuant to Rule 434, check the following box.  ☐

CALCULATION OF REGISTRATION FEE

Title of each class of securities to be registered	Amount to be Registered	Proposed maximum offering price per unit	Proposed maximum aggregate offering price(1)	Amount of registration fee

Common stock, no par value	2,726,586	$1.50	$4,179,879	$250.85

Common stock underlying the warrants sold in a private offering dated June 1, 2001	703,444	$3.00	$2,110,332	$194.15

(1)	Estimated solely for the purpose of calculating the registration fee pursuant to Rule 457(o) under the Securities Act of 1933, as amended.

The Registrant hereby amends this registration statement on such date or dates as may be necessary to delay its effective date until the Registrant shall file a further amendment which specifically states that this registration statement shall thereafter become effective in accordance with Section 8(a) of the Securities Act of 1933 or until the registration statement shall become effective on such date as the Commission, acting pursuant to said Section 8(a), may determine.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information that is different. This prospectus may be used only where it is legal to sell these securities. The information in this prospectus is complete and accurate as of the date on the front cover, but the information may have changed since that date.

NuTECH DIGITAL, INC.

3,430,030 Shares of Common Stock

This prospectus covers the resale of 2,726,586 shares of our common stock and 703,444 shares of our common stock issuable upon the exercise of warrants. The selling shareholders will sell at a price of $1.50 per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices. If all of the selling shareholders exercised their warrants, we would receive $2,110,332. Although we will receive proceeds from the exercise of the warrants, we will not receive any of the proceeds from the sale of the shares sold by the selling shareholders.

The common stock of NuTech Digital, Inc. is not currently listed on any securities exchange.

An investment in our securities involves a high degree of risk. You should purchase our securities only if you can afford a complete loss of your investment. See “Risk Factors” beginning at page 3.

Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

The date of this prospectus is September     , 2002

NuTECH DIGITAL, INC.

i

PROSPECTUS SUMMARY

This summary highlights important information about our business and about this offering. Because it is a summary, it does not contain all the information you should consider before investing in our securities. Please read the entire prospectus.

NuTech Digital, Inc.

We are engaged in licensing and distributing general entertainment products for children and adults. Our products include children’s animated films and video games, karaoke software, Japanese anime and late night programming. Our primary source of revenue comes from our sales of adult entertainment, which includes late night programming and hentai, a form of Japanese anime for adults. During 2001, hentai accounted for approximately 42% of our sales and late night programming accounted for approximately 18% of our sales. Our karaoke products accounted for approximately 31.76% of our sales in 2001. Our products are sold through retail stores, the Internet, and wholesale distributors. We also facilitate authoring services to content providers in the entertainment industry.

How to Contact Us

We maintain our principal offices at 7900 Gloria Avenue, Van Nuys, California 91406. Our telephone number at that address is (818) 994-3831 and our facsimile number is (818) 994-1575.

The Offering

The number of shares of common stock outstanding prior to this offering is 10,380,169.

We are registering 3,430,030 shares of our common stock for sale by selling shareholders identified in the section of this prospectus entitled “Selling Shareholders”, each of whom acquired shares of our common stock from us prior to this offering. The shares included in the table identifying the selling shareholders include 703,444 shares of common stock that have not yet been, but that may be, issued to designated selling shareholders upon the exercise of warrants. These warrants were issued in conjunction with a private offering of units composed of our common stock and warrants to purchase our common stock, which we undertook on June 1, 2001.

After this offering, we will have 10,380,169 shares of common stock outstanding. Of this amount, 2,726,586 will be freely tradable shares of common stock. These numbers exclude:

•	703,444 shares of common stock issuable upon the exercise of warrants issued in conjunction with our private offering; and

•	1,705,000 shares of common stock issuable upon the exercise of options issued in connection with our NuTech Digital, Inc. 2001 Equity Incentive Plan.

Summary of Financial Information

	Year Ended December 31,		Six Months Ended June 30
Statement of Operations	2001	2000	2002	2001
Sales	$5,021,232	$4,186,673	$2,254,212	$1,799,299
Costs of Sales	1,134,862	935,310	806,723	490,778

Gross Profit	3,886,370	3,251,363	1,447,489	1,308,521
Selling, General and Administrative Expenses	3,430,563	2,188,096	1,894,889	1,271,924

Operating Income (Loss)	455,807	1,063,267	(447,400)	36,597
Interest Expense	253,717	203,088	126,531	114,149
Income (Loss) Before Income Taxes (Benefit)	202,090	860,179	(573,931)	(77,552)
Corporation Income Taxes (Benefit)	34,909	0	(31,517)	0

Net Income (Loss)	$167,181	$860,179	$(542,414)	$(77,552)

Net Income (Loss) per Common Share
Basic and Diluted Income Per Share	$.02	$.10	$(.05)	$(.01)

Weighted Average Number of Common Shares Outstanding	8,992,496	8,300,250	10,172,994	8,300,250

RISK FACTORS

An investment in our securities is very speculative and involves a high degree of risk. You should carefully consider the following risk factors, along with the other matters referred to in this prospectus, before you decide to buy our securities. If you decide to buy our securities, you should be able to afford a complete loss of your investment.

We will continue to need money to fund future operations, and we are not sure we can obtain additional financing.

We believe that our current and future available capital resources, including cash flow from operations, will be adequate to fund our working capital requirements in the ordinary course of business for the 12 month period following the date of this prospectus. However, we cannot assure you that future events will not cause us to seek additional capital sooner. To the extent that we need more money, we cannot assure you that funds will be available to us on favorable terms, or at all. To the extent that additional money is raised through the sale of our securities, the issuance of those securities could result in dilution to our shareholders. The unavailability of funds could have a material adverse effect on our ability to expand our operations.

If we are able to borrow money in the future, any such indebtedness could affect our financial health.

It is likely that we will incur indebtedness from time to time to continue expanding our film library. This debt could have adverse consequences for our business, including:

•	We will be more vulnerable to adverse general economic conditions;

•	We may be required to dedicate a substantial portion of our cash flow from operations to repayment of debt, limiting the availability of cash for other purposes;

•	We may have difficulty obtaining additional financing in the future for working capital, capital expenditures, general corporate purposes or other purposes;

•	We could be limited by financial and other restrictive covenants in our credit arrangements in our borrowing of additional funds; or

•
We may fail to comply with the covenants under which we borrowed our indebtedness, which could result in an event of default. If an event of default occurred and was not cured or waived, it could result in all amounts outstanding, together with accrued interest, becoming immediately due and payable. If we were unable to repay such amounts, the lender could proceed against any collateral granted to it to secure the indebtedness.

We must replace our bank financing. The replacement financing, if we are able to obtain it, will cost us more money and may not be available to us when we need it. If we cannot obtain financing when we need it, our business, operating results and financial condition will be adversely affected.

Our line of credit in the amount of $650,000 with U.S. Bank N.A. required us to comply with stringent financial covenants. We are currently in breach of these covenants, and U.S. Bank has asked us to make arrangements to pay the line of credit in full. We are in the process of negotiating with a lender for accounts receivable financing. If we are successful in arranging the financing, we will use it to pay a substantial portion of the line of credit. Our President, Mr. Lee Kasper, has agreed to pay that portion of the line of credit which will not be paid with this financing.

The loss of our line of credit will result in the payment of higher finance charges in connection with the accounts receivable financing. Furthermore, any decrease in our accounts receivable will reduce the amount of financing we are able to obtain. A significant reduction in the amount that we can finance would reduce our ability to expand our film and anime library, which would have a material adverse effect on our business, operating results and financial condition.

We are currently negotiating the terms of the accounts receivable financing. If we are unable to obtain the accounts receivable financing, we will be required to seek other forms of financing, such as private loans or through the sale of our securities. If we were unable to find any form of financing, and U.S. Bank declared our loan in default and successfully foreclosed on its security, we would be unable to continue our operations.

In order to be successful, we must manage our growth. We cannot assure you that we will manage our growth effectively.

We anticipate that we will be entering a period of significant growth. If a period of significant growth occurs, it will expose us to greater overhead, marketing and support costs and other risks associated with the development of new products. To manage our growth effectively, we will need to continue to improve and expand our operational, financial and management information systems and to hire and manage additional personnel. We cannot assure you that we will be able to effectively do this. By the end of the 2002 fiscal year, we anticipate that we must add a webmaster, a chief financial officer and a sales representative.

We are dependent for our success on a few employees. The loss of one or more of these employees could have an adverse effect on our operations.

Our future success will depend, to a significant degree, on the continued services of our executive officers and other key personnel, particularly our founder, Mr. Lee Kasper, and our Vice President, Mr. Joseph Giarmo, and on our ability to continue to attract, motivate and retain highly qualified and talented personnel. We do not have, and currently we do not intend to acquire, key-man life insurance on the lives of Mr. Kasper or Mr. Giarmo. The loss of Mr. Kasper’s or Mr. Giarmo’s services would have a material adverse effect on our business and operations.

Our industry is intensely competitive. We cannot guarantee you that we can compete successfully.

Our business is highly competitive. We must compete with all the other existing forms of entertainment including video arcade games, home video games, theme parks, nightclubs, television, and CDs. All aspects of our business, including pricing, promptness of service, and product quality are significant competitive factors and our ability to successfully compete with respect to each factor is material to our profitability. Our competitors may develop products or services that may be more popular than our products or services and they may be more successful in marketing their products or services than we are in marketing ours. Some of our current and potential competitors have significantly greater market presence, name recognition and financial resources than we have, and many have longstanding market positions and established brand names in their respective markets. Pricing competition could result in lower margins for our products. Although we place a high value upon our ability to provide quality products and services to our customers in order to be competitive in the market place, we cannot assure you that we will be able to compete successfully in our markets, or compete successfully against current and new competitors as our market continues to evolve.

The market in which we do business may change, decreasing the demand for our products.

Our DVD products compete with pay-per-view cable television systems, in which cable television subscribers pay a fee to see a movie or other program selected by the subscriber. Existing pay-per-view services offer a limited number of channels and programs and are generally available only to households with a converter to unscramble incoming signals. Recently developed technologies, however, permit certain cable companies, direct broadcast satellite companies, telephone companies and other telecommunications companies to transmit a much greater number of movies to homes in more markets. Ultimately, further improvements in these technologies or the development of other technologies, such as Internet-TV, could lead to the availability of a broad selection of movies to consumers on demand at low prices, which could substantially decrease the demand for DVD-video purchases or rentals. This could have a material adverse effect on our financial condition and results of operations.

We rely on sales to key customers, which subjects us to risk if we lose their business.

As a percentage of total revenues, our net sales to our nine largest customers during the fiscal years ended December 31, 2001 and 2000 were approximately 37.6% and 45% respectively. One major customer accounted for approximately 10.4% of our revenues in fiscal 2001 and approximately 23% in fiscal 2000. Although we have long-established relationships with many of our customers, we do not have long-term contractual arrangements with any of them. A decrease in business from any of our major customers could have a material adverse effect on our results of operations and financial condition.

We could become involved in litigation over our rights to use our products, or the rights of others to use our products.

We are not aware that any of our products infringe the proprietary rights of third parties, and we are not currently engaged in any material intellectual property litigation or proceedings. Nonetheless, we cannot assure you that we will not become the subject of infringement claims or legal proceedings by third parties with respect to our current or future products. In addition, we may initiate claims or litigation against third parties for infringement of our proprietary rights, or to establish the validity of our proprietary rights. Any such claims could be time-consuming, result in protracted litigation, cause product shipment delays or lead us to enter into royalty or licensing agreements rather than disputing the merits of such claims. Moreover, an adverse outcome in litigation or similar adversarial proceedings could subject us to significant liabilities to third parties, require expenditure of significant resources to develop non-infringing products, require disputed rights to be licensed from others or require us to cease the marketing or use of certain products, any of which could have a material adverse effect on our business and operating results. To the extent that we want to or are required to obtain licenses to proprietary rights of others, we cannot assure you that any such licenses will be made available on terms acceptable to us, if at all.

Government regulations could have an adverse effect on a portion of our business.

During 2001, approximately 18.12% of our sales were from late night programming. Although the right to create material containing late night programming is protected by the First and Fourteenth Amendments to the United States Constitution, the First and Fourteenth Amendments do not protect the dissemination of this material, and several states and communities in which our products are distributed have enacted laws regulating the distribution of late night programming with some offenses designated as misdemeanors and others as felonies, depending on numerous factors. The consequences for violating the state statutes are as varied as the number of states enacting them. Similarly, there is a federal prohibition with respect to the dissemination of late night programming, and the potential penalties for individuals (including corporate directors and officers) violating these federal laws include fines, community service, probation, forfeiture of assets and incarceration. Although we undertake to restrict the distribution of our products in order to comply with all applicable statutes and regulations, we cannot assure you that our efforts will be successful and that we will always comply with all applicable state and federal statutes and regulations.

Many of our products include sexually explicit content, which may subject us to additional future regulation or other legal challenges.

Many of our products include sexually explicit material. Many people may regard this division of our business as unwholesome. This may negatively impact the value of our common stock. Federal, state and municipal governments, along with various religious and children’s advocacy groups, consistently propose and pass legislation aimed at restricting provision of, access to, and content of late night entertainment. These groups also may file lawsuits against providers of late night entertainment, encourage boycotts against such providers, and mount negative publicity. We cannot assure you that sales of these products will not be subject to successful legal challenges in the future.

We have not paid cash dividends and it is unlikely that we will pay cash dividends in the foreseeable future.

We plan to use all of our earnings, to the extent we have earnings, to fund our operations. We do not plan to pay any cash dividends in the foreseeable future. We cannot guarantee that we will, at any time, generate sufficient surplus cash that would be available for distribution as a dividend to the holders of our common stock. You should not expect to receive cash dividends on our common stock.

We have the ability to issue additional shares of our common stock without asking for shareholder approval, which could cause your investment to be diluted.

Our Articles of Incorporation currently authorize the Board of Directors to issue up to 100,000,000 shares of common stock. The power of the Board of Directors to issue shares of common stock or warrants to purchase shares of common stock is generally not subject to shareholder approval. Accordingly, any additional issuance of our common stock may have the effect of further diluting your investment.

We may raise additional capital through a securities offering that could dilute your ownership interest.

We require substantial working capital to fund our business. If we raise additional funds through the issuance of equity, equity-related or convertible debt securities, these securities may have rights, preferences or privileges senior to those of the holders of our common stock. The issuance of additional common stock by our management will also have the effect of diluting the proportionate equity interest and voting power of holders of our common stock, including investors in this offering.

A majority of our capital stock is owned by our executive officers and directors, which will allow them to control the outcome of matters submitted to our shareholders for vote.

As of the date of this prospectus, management owns the majority of our issued and outstanding shares of capital stock. Immediately after the sale of all of the securities offered in NuTech’s offering, management will beneficially own approximately 64% of the issued and outstanding capital stock, and investors and other remaining shareholders will beneficially own approximately 36% of the issued and outstanding capital stock (not including the common stock represented by outstanding warrants and options). Because management owns a majority of the capital stock, even though the holders of common stock are entitled to cumulate their shares when voting for directors, management will retain the ability to elect a majority of the Board of Directors, and thereby control our management. Although they are under no obligation to do so, if our executive officers and directors (and their affiliates) were to vote together, they would also have the ability to control the outcome of corporate actions requiring shareholder approval, including mergers and other changes of corporate control, going private transactions, and other extraordinary transactions. This concentration of ownership may have the effect of delaying or preventing a change of control, even if a change of control would benefit shareholders.

Our Articles of Incorporation permit us to issue shares of preferred stock. By issuing preferred stock, we may be able to delay, defer or prevent a change of control.

Our Articles of Incorporation permit us to issue shares of preferred stock. Our Articles of Incorporation also permit our Board of Directors to determine the rights, preferences, privileges and restrictions granted to, or imposed upon, the preferred stock and to fix the number of shares constituting any series and the designation of such series without further action by our shareholders.

Depending on the rights, preferences and privileges granted when the preferred stock is issued, it may have the effect of delaying, deferring or preventing a change in control of NuTech without further action by the shareholders, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of and the voting and other rights of the holders of our common stock.

There is no public market for our securities, so you will be unable to liquidate them if you need money.

Prior to this offering there has been no public market for our common stock. It is not likely that an active market for our common stock will develop or be sustained after this offering or in the foreseeable future.

If a public market for our common stock develops, it may be volatile. This may affect the ability of our investors to sell their shares as well as the price at which they sell their shares.

If a market for our common stock develops, the market price for the shares may be significantly affected by factors such as variations in quarterly and yearly operating results, general trends in the entertainment industry, and changes in state or federal regulations affecting us and our industry. Furthermore, in recent years the stock market has experienced extreme price and volume fluctuations that are unrelated or disproportionate to the operating performance of the affected companies. Such broad market fluctuations may adversely affect the market price of our common stock.

We will be subject to the Penny Stock Rules and these rules may adversely affect trading in our common stock.

Our common stock will be considered a “low-priced” security under rules promulgated under the Securities Exchange Act of 1934. In accordance with these rules, broker-dealers participating in transactions in low-priced securities must first deliver a risk disclosure document which describes the risks associated with such stocks, the broker-dealer’s duties in selling the stock, the customer’s rights and remedies and certain market and other information. Furthermore, the broker-dealer must make a suitability determination approving the customer for low-priced stock transactions based on the customer’s financial situation, investment experience and objectives. Broker-dealers must also disclose these restrictions in writing to the customer, obtain specific written consent from the customer, and provide monthly account statements to the customer. The effect of these restrictions will likely be a decrease in the willingness of broker-dealers to make a market in our common stock, decrease liquidity of our common stock and increase transaction costs for sales and purchases of our common stock as compared to other securities.

The price of the common stock offered by the selling shareholders has been arbitrarily determined. You may not rely on this price as an indication of the purchase.

The price of the common stock offered for sale by the selling shareholders was arbitrarily determined. The offering price bears no relationship whatsoever to our assets, earnings, book value or other criteria of value. As of June 30, 2002 we had 10,248,550 shares outstanding and the book value of each share was $0.08. The price of our common stock may decline after the offering.

FORWARD LOOKING STATEMENTS

In addition to historical information, this prospectus contains certain “forward-looking statements”. These forward-looking statements are based on our current expectations, assumptions, estimates and projections about our business and our industry, and are subject to certain risks and uncertainties that could cause actual results to differ materially from those reflected in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, competitive pressures, changes in technology that may render our products less desirable or obsolete, changes in the economy that would leave less disposable income to be allocated to entertainment, the loss of any member of our management team, the loss of certain key customers, the factors more fully discussed in the sections entitled “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and other factors, some of which will be outside our control. You are cautioned not to place undue reliance on these forward-looking statements, which relate only to events as of the date on which the statements are made.

DETERMINATION OF OFFERING PRICE

There is no established public market for the shares of common stock that we are registering. The offering price has been arbitrarily determined and does not bear any relationship to our assets, results of operations, or book value, or to any other generally accepted criteria of valuation.

SELLING SHAREHOLDERS

The following table sets forth the names of the selling shareholders who may sell their shares using this prospectus. No selling shareholder has, or within the past three years has had, any position, office or other material relationship with us or any of our predecessors or affiliates, except for Lee Kasper, who is our President, Chief Executive Officer and a director, Joseph Giarmo, who is our Vice-President and a director, Pollet, Richardson & Patel, which serves as our legal counsel, Saratoga Capital Corporation, our distribution agent in Asia and Elynor Kasper, Mr. Lee Kasper’s mother. Information concerning the acquisition of our stock by the selling shareholders is as follows:

On June 18, 1997 our founding shareholder, Mr. Lee Kasper, paid $1.00 per share for 1,000 shares of our common stock and on July 31, 2000 our Board of Directors issued to Mr. Joseph Giarmo, our Vice-President and a director, 50 shares of our common stock as compensation for extraordinary services rendered to us by Mr. Giarmo. The Board of Directors determined that the services had a value of $250.

On May 4, 2001 our Articles of Incorporation were amended to increase the authorized number of shares of our common stock from 2,000,000 to 100,000,000 and to split each share of outstanding common stock from one share into 7,905 shares. After giving effect to the stock split, Mr. Kasper owned 7,905,000 shares of common stock, bringing down the cost of each share of common stock to approximately $ .000127 per share. After giving effect to the stock split, Mr. Giarmo owned 395,250 shares of common stock, bringing down the cost of each share of common stock to approximately $ .000633 per share.

During the second quarter of 2001, we issued 100,000 shares of our common stock to Mrs. Elynor Kasper in exchange for the surrender of certain contract rights having a value of $3,000, 350,000 shares of our common stock to Ms. Leora Kimble, our bookkeeper, for the payment of services having a value of $10,500 and 400,000 shares of our common stock to Saratoga Capital Corporation, our product acquisition agent in Asia, in exchange for services having a value of $12,000.

On September 13, 2001 the Board of Directors agreed to convert $100,000 of debt owed to Sarah and LeBron Barkstelle to common stock at the rate of one share of common stock for each $1.00 converted.

Those shareholders who purchased shares in our private offering dated June 1, 2001 paid $1.50 per share for their shares of common stock. Shareholders who purchased shares in our private offering also received a warrant to purchase an identical amount of shares of our common stock at a price of $3.00 per share. The warrants will expire on November 1, 2002. The exercise of the warrants at a time when the exercise price is greater than our net tangible book value per share will result in an immediate increase in the net tangible book value of our existing shareholders. At the same time, new investors will experience immediate dilution in the value of their investment. As of the date of this offering, none of the warrants has been exercised.

In December 2001 our legal counsel, Pollet, Richardson & Patel, accepted 53,333 shares of our common stock in exchange for services having a value of $80,000.

The following table also sets forth certain information as of the date of this prospectus, to the best of our knowledge, regarding the ownership of our common stock by the selling shareholders. Because the selling shareholders can offer all, some or none of their shares of our common stock, we have no way of determining the number they will hold after this offering. Therefore, we have prepared the table below on the assumption that they will sell all shares covered by this prospectus.

Selling Shareholder	Shares held before the Offering	Shares being Offered	Shares held after the Offering	Percentage Owned after the Offering
Lee Kasper(1)	7,905,000	500,000	7,405,000	54.7%
Joseph Giarmo(2)	395,250	200,000	195,250	1.4%
Elynor Kasper(3)	100,000	100,000	0	0
Leora Kimble	350,000	350,000	0	0
Saratoga Capital Corporation(4)	400,000	400,000	0	0
Joseph Rubino(5)*	33,332	33,332	0	0
Annamae Kaelber(5)*	33,332	33,332	0	0
Jack Strauser and Jean Strauser(6)*	133,332	133,332	0	0
William Perry and Lisa Perry(7)*	66,666	66,666	0	0
Vern Hollingsworth(8)*	13,332	13,332	0	0
Frank P. Parisi and Maria Parisi(5)*	33,332	33,332	0	0
Charles Brett Howard(5)*	33,332	33,332	0	0
Bernard Saul, Trustee of the Saul Family Trust(5)*	33,332	33,332	0	0
Bailey B. Hutchins(8)*	13,332	13,332	0	0
Ihab Abboushi(5)*	33,332	33,332	0	0
Robert L. Anderson(5)*	33,332	33,332	0	0
Robert J. Hillock and M. L. Hillock(5)*	33,332	33,332	0	0
Wayne Lindholm(5)*	33,332	33,332	0	0
Sterling Trust Company, Custodian f/b/o Paul William Lofholm(5)*	33,332	33,332	0	0
Sarah Barkstelle and LeBron Barkstelle	100,000	100,000	0	0
Jeffrey I. Berger(5)*	33,332	33,332	0	0
Fernando B. Motas(10)*	66,664	66,664	0	0
Sterling Trust Company, Custodian f/b/o Loren McBride IRA(9)*	13,600	13,600	0	0
Wallace S. Dash(8)*	13,332	13,332	0	0
W. Steven Heise(10)*	66,664	66,664	0	0
Richard B. Mead(8)*	13,332	13,332	0	0
Adela P. Pena(11)*	16,666	16,666	0	0
Joseph G. Birnbaum(12)*	133,328	133,328	0	0
Sidney M. Crain(5)*	33,332	33,332	0	0
RBC Dain Rauscher f/b/o Joseph E. Haefele IRA(5)*	33,332	33,332	0	0
Victor Tsai and Katty Tsai(7)*	66,666	66,666	0	0
Sterling Trust Company, Custodian f/b/o Paul Regnier(13)*	20,000	20,000	0	0
Kennebec Resources, Inc.(5)*	33,332	33,332	0	0
WCOA Schumann, P.C. Profit Sharing Plan(5)*	33,332	33,332	0	0
Sergio I. Trani, Jr. and Marylou C. Trani(13)*	20,000	20,000	0	0
James Horalek(8)*	13,332	13,332	0	0
Robert E. Dettle, Trustee of the Reboert E. and Rosalie T. Dettle Living Trust u/d/t/ 2-29-80(13)*	20,000	20,000	0	0
Larry W. Simpson or Carol C. Simpson, Simpson Trust dated 6-22-01(5)*	33,332	33,332	0	0
Pollet, Richardson & Patel, a law corporation(14)*	53,333	53,333	0	0
Prechel Family Clinc, PC Profit Sharing Plan(13)*	20,000	20,000	0	0

Selling Shareholder	Shares held before the Offering	Shares being Offered	Shares held after the Offering	Percentage Owned after the Offering
Humberto Corzo and Sylvia Rubio(8)*	13,332	13,332	0	0
William N. McLintock, Trustee(14)*	10,000	10,000	0	0
Urbach Kahn & Werlin Advisors, Inc.	53,333	53,333	0	0
Advanced Media Post, LLC	165,000	165,000	0	0
Peter Payne and Chiharu Yanai(5)*	33,332	33,332	0	0
Camden Securities, Inc.	59,022	59,022	0	0
Scott M. Cooper	20,000	20,000	0	0
Richard A. Andolshek	2,000	2,000	0	0
Carlene F. Cooke	500	500	0	0
Hanover Capital Corp.	126,620	126,620	0	0

TOTAL	11,030,280	3,430,030

*	Acquired stock in our private offering dated June 1, 2001.
(1)	Lee Kasper is our President, Chief Executive Officer, Chief Financial Officer and a director.
(2)	Joesph Giarmo is our Vice-President and a director
(3)	Elynor Kasper is Lee Kasper’s mother.
(4)	Saratoga Capital Corporation is our distributor in Asia.
(5)	Includes shares issuable upon the exercise of warrants to purchase 16,666 shares of our common stock at a purchase price of $3.00 per share.
(6)	Includes shares issuable upon the exercise of warrants to purchase 66,666 shares of our common stock at a purchase price of $3.00 per share.
(7)	Includes shares issuable upon the exercise of warrants to purchase 33,333 shares of our common stock at a purchase price of $3.00 per share.
(8)	Includes shares issuable upon the exercise of warrants to purchase 6,666 shares of our common stock at a purchase price of $3.00 per share.
(9)	Includes shares issuable upon the exercise of warrants to purchase 6,800 shares of our common stock at a purchase price of $3.00 per share.
(10)	Includes shares issuable upon the exercise of warrants to purchase 33,332 shares of our common stock at a purchase price of $3.00 per share.
(11)	Includes shares issuable upon the exercise of warrants to purchase 8,333 shares of our common stock at a purchase price of $3.00 per share.
(12)	Includes shares issuable upon the exercise of warrants to purchase 66,664 shares of our common stock at a purchase price of $3.00 per share.
(13)	Includes shares issuable upon the exercise of warrants to purchase 10,000 shares of our common stock at a purchase price of $3.00 per share.
(14)	Pollet, Richardson & Patel, a law corporation, is our legal counsel and has rendered an opinion to us regarding the validity of the shares being offered.
(15)	Includes shares issuable upon the exercise of warrants to purchase 5,000 shares of our common stock at a purchase price of $3.00 per share.

We will pay all expenses to register the shares. The selling shareholders will pay any underwriting and brokerage discounts, fees and commissions and other expenses to the extent applicable to them.

PLAN OF DISTRIBUTION

This is our initial public offering. We are registering a total of 3,430,030 shares of our common stock which are being offered by the selling shareholders. We will not receive the proceeds from the sale of the shares by the selling shareholders. However, of the shares offered by the selling shareholders, 703,444 shares are represented by warrants owned by some of the selling shareholders. We will receive proceeds from any selling shareholder who exercises a warrant to purchase our common stock.

We anticipate that a market maker will apply to have our common stock traded on the OTC Bulletin Board. Until our shares are quoted on the OTC Bulletin Board, the selling shareholders will sell at a price of $1.50 per share. If we are successful in having our shares traded on the OTC Bulletin Board, the selling shareholders will be able to sell their shares from time to time at prevailing market prices or privately negotiated prices.

Any of the selling shareholders, acting alone or in concert with one another, may be considered statutory underwriters under the Securities Act of 1933. For instance, a selling shareholder may be deemed to be an underwriter if he provides us with cash proceeds from the sales of his securities. If any of the selling shareholders are determined to be underwriters, they may be liable for securities violations in connection with any material misrepresentation or omission made in this prospectus.
Broker-dealers may charge commissions to both selling shareholders selling common stock, and purchasers buying shares sold by a selling shareholder. Neither the selling shareholders nor NuTech can presently estimate the amount of such compensation. We know of no existing arrangements between the selling shareholders and any other shareholder, broker, dealer, underwriter or agent relating to the sale or distribution of the shares.

We have agreed to bear the expenses of the registration of the shares, including legal and accounting fees. Offers or sales of the shares have not been registered or qualified under the laws of any country other than the United States. To comply with certain states’ securities laws, if applicable, the shares will be offered or sold in such jurisdictions only through registered or licensed brokers or dealers. There can be no assurance that the selling shareholders will sell any or all of the shares offered by them in this offering.

In accordance with Regulation M promulgated under the Securities Exchange Act of 1934, the selling shareholders may not bid for, purchase or attempt to induce any person to bid for or purchase any of our common stock while they are selling stock in this offering. The selling shareholders do not intend to engage in any passive market making or to undertake any stabilizing activity for our common stock. To our knowledge, none of the selling shareholders intends to engage in any short selling of our common stock.

LEGAL PROCEEDINGS

We are not a party to any material legal proceeding, nor to the knowledge of management, are any legal proceedings threatened against us. From time to time, we may be involved in litigation relating to claims arising out of operations in the normal course of business.

DIRECTORS, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS

The name, age and a description of the positions held by our directors, executive officers and key employees are as follows:

Name	Age	Position(s)

Lee Kasper	56	President, Chief Executive Officer, Chief Financial Officer and director

Joseph Giarmo	34	Vice President and director

Javier Corzo	37	Software Systems Programmer

Yegia Eli Aramyan	49	Accountant and director

There are no family relationships between any directors and executive officers.

None of our directors or executive officers has, during the past five years,

•
had any bankruptcy petition filed by or against any business of which such person was a general partner or executive officer either at the time of the bankruptcy or within two years prior to that time,

•	been convicted in a criminal proceeding and none of our directors or executive officers is subject to a pending criminal proceeding,

•
been subject to any order, judgment, or decree, not subsequently reversed, suspended or vacated, of any court of competent jurisdiction, permanently or temporarily enjoining, barring, suspending or otherwise limiting his involvement in any type of business, securities, futures, commodities or banking activities, or

•
been found by a court of competent jurisdiction (in a civil action), the Securities and Exchange Commission or the Commodity Futures Trading Commission to have violated a federal or state securities or commodities law, and the judgment has not been reversed, suspended, or vacated.

Lee Kasper.    President, Chief Executive Officer, Chief Financial Officer, founder and director.    Mr. Kasper began his career in the entertainment industry in 1982 by co-founding Image Entertainment, a publicly traded company. Image Entertainment distributes video programming on laserdisc and DVD. During his years with Image Entertainment, Mr. Kasper was a director as well as the Executive Vice President. He was responsible for business development as well as for licensing, manufacturing, and product fulfillment. His major accomplishments while he was at Image Entertainment included building a team of international manufacturers, acting as primary negotiator of licensing agreements with over one hundred studios, developing sales relationships with major retailers and raising over $6,000,000 from Mitsubishi and Mitsui. When Mr. Kasper left Image Entertainment in 1993, its annual sales had grown to $60,000,000. Mr. Kasper left Image Entertainment to found NuTech Entertainment, Inc., a producer of karaoke music software, which is now a division of NuTech. In 1997 Mr. Kasper formed NuTech for the purpose of licensing, manufacturing and distributing DVD products worldwide. In 2001, our gross revenues from all operations, including sales of films, games and karaoke software and providing authoring services, totaled $5,021,232. Mr. Kasper has been a director since our inception.

Joseph Giarmo.    Vice-President and director.    Mr. Giarmo joined us as Vice President on December 1, 1998. Since that time, he has developed numerous DVD product lines, award nominated productions and e-commerce Web sites. Mr. Giarmo is in charge of production of our products, and has been personally responsible for the production of our anime products. We received the AVN 2002 Award for best DVD menus primarily as a result of Mr. Giarmo’s efforts. Prior to joining NuTech, Mr. Giarmo was employed by Metro Global Media, Inc. (“Metro”). Mr. Giarmo joined Metro in September 1995 as a CD-Rom Specialist, creating interactive games and developing products based on Mac/PC formats. In 1996 Mr. Giarmo was promoted to Managing Director after launching and marketing various award winning product lines. In 1997 Mr. Giarmo was promoted to Vice President, Product Development. During his last year with Metro, Mr. Giarmo created the first true perspective multi-angle DVD. From 1988 until he joined Metro, Mr. Giarmo was employed by the company he founded, Compu-Doc, a computer service company that provided services primarily to military and educational facilities. Working closely with state educational facilities, Mr. Giarmo became a licensed authorized service center for IBM, HP, Digital and Zenith data systems, among others. After becoming one of the largest service centers for Zenith data systems, and earning Factory Service Status, Compu-Doc eventually became the sole provider of all service for the tri-state military installations. Compu-Doc opened a retail division in 1992, the focus of which was custom-built, high performance computer systems. Mr. Giarmo has been a director of NuTech since May 2001.

Yegia Eli Aramyan.    Accountant and director.    Mr. Aramyan joined NuTech in 2001 as an accountant, responsible for maintaining our general ledger, preparing financial statements, undertaking internal auditing and working with our independent auditors on our financial statement preparation. Prior to joining NuTech, Mr. Aramyan worked for 20 years as Group Controller and Accounting Manager for various companies in an investment group, including Morfi International and Sobleski USA. His responsibilities included budgeting, control, tax, audit, consolidations and general ledger and supporting work. On a consulting basis, Mr. Aramyan has worked for a number of high technology firms, performing accounting and implementing information systems. Mr. Aramyan earned his Bachelor of Arts and Masters of Arts degrees in Economics and Finance from the University of Armenia. Mr. Aramyan became a director in June 2002.

Javier Corzo.    Software Systems Programmer.    Prior to joining NuTech in April 2001, Mr. Corzo spent two years as a programmer, systems administrator, and primary troubleshooter at BuroWARE USA. While there, Mr. Corzo designed, developed, implemented and integrated operation and accounting software. Mr. Corzo also supervised, trained and aided other technicians. Mr. Corzo was crucial in modifying and enhancing the BuroWARE software for the United States market. Prior to his employment with BuroWARE USA, Mr. Corzo rendered consulting services to businesses, designing, building and installing network and individual systems using accounting applications. Mr. Corzo will be responsible for automating and interfacing our Internet site with sales and delivery of our products. Mr. Corzo obtained a Bachelor of Science degree in Applied Mathematics from UCLA in 1987.

Our directors are elected at each annual meeting of the shareholders, and their term of office runs until the next annual meeting of the shareholders and until their successors have been elected.

SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth, as of the date of this prospectus, information regarding the beneficial ownership of our common stock before the offering with respect to each of our executive officers; each of our directors; each person known by us to own beneficially more than 5% of the common stock; and all of our directors and executive officers as a group. The term “executive officer” is defined as the Chief Executive Officer/President, Chief Financial Officer and the Vice-President. Each individual or entity named has sole investment and voting power with respect to shares of common stock indicated as beneficially owned by them, subject to community property laws, where applicable, except where otherwise noted.

Title of Class of Security	Name and Address(1)	Number of Shares of Common Stock Beneficially Owned(2)	Percentage of Common Stock Before Offering(7)
Common Stock	Lee Kasper(3)(4)(5)(6)	8,405,000	75.8%

Common Stock	Joseph Giarmo(3)(4)	692,250	6.2%

Common Stock	Yegia Eli Aramyan	23,334	*

	All Officers, Directors and 5% Shareholders	9,120,584	82.0%

*	Less than 1%.
(1)	Unless otherwise indicated, the address of the persons named in this column is c/o NuTech Digital, Inc., 7900 Gloria Avenue, Van Nuys, California 91406.
(2)
Included in this calculation are shares deemed beneficially owned by virtue of the individual’s right to acquire them within 60 days of the date of this prospectus that would be required to be reported pursuant to Rule 13d-3 of the Securities Exchange Act of 1934.

(3)	Executive Officer.
(4)	Director.
(5)	5% Shareholder.
(6)	Includes shares of our common stock owned by Michele Kasper as her community property.
(7)	Includes shares of stock underlying the warrants issued in the private placement we undertook on June 1, 2001. As of the date of this prospectus, none of the warrants have been exercised.

DESCRIPTION OF SECURITIES TO BE REGISTERED

Common Stock

The securities being offered by the selling shareholders are shares of our common stock. We are authorized by our Articles of Incorporation to issue one class of capital stock, namely 100,000,000 shares of common stock, without par value. Prior to this offering there has been no public or private trading market for our common stock.

We presently have issued and outstanding 10,380,169 shares of common stock. Holders of the common stock are entitled to one vote per share on all matters subject to shareholder vote. If the Board of Directors were to declare a dividend out of funds legally available therefore, all of the outstanding shares of common stock would be entitled to receive such dividend ratably. Except for dividends declared to Mr. Lee Kasper, our Chief Executive Officer, we have never declared dividends and we do not intend to declare dividends in the foreseeable future. If NuTech was liquidated or dissolved, holders of shares of common stock would be entitled to share ratably in assets remaining after satisfaction of our liabilities.

Most of our shareholders have signed “Shareholder Buy/Sell” or other purchase agreements that grant a right of first refusal to NuTech and to Mr. Lee Kasper to purchase the shareholder’s common stock upon the occurrence of certain events, such as the shareholder’s desire to transfer his common stock to a third party or upon the shareholder’s death. Most of the shareholders have also granted to NuTech “drag-along” rights in the event that certain kinds of corporate transactions are approved by a majority of the shares entitled to vote. These drag-along rights require the shareholders who did not approve of the transaction to dispose of their common stock in the manner approved by the majority. Our Board of Directors has approved the termination, on the date that this registration statement becomes effective, of all Shareholder Buy/Sell agreements and of these provisions in any purchase agreement as to all shareholders who are bound by them.

Holders of common stock may elect directors using cumulative voting.

Warrants Issued Through Our Private Offering

On June 1, 2001 we began a private offering of units, valued at $25,000 each, consisting of 16,666 shares of common stock and a warrant to purchase a like number of shares of common stock at an exercise price of $3 per share. We sold a total of 703,444 shares of common stock and warrants to purchase an additional 703,444 shares of common stock. The warrants are immediately exercisable. The warrants will expire on November 1, 2002. The exercise price and the number of shares issuable upon exercise of the warrants will be adjusted upon the occurrence of the issuance of common stock as a dividend on shares of common stock, a combination of the common stock into a smaller number of shares, or pursuant to a recapitalization, reclassification or reorganization. The warrants do not contain provisions protecting against dilution resulting from the sale of additional shares of common stock for less than the exercise price of the warrants or the current market price of our securities and do not entitle the warrant holders to any voting or other rights as a shareholder until the warrants are exercised and the common stock is issued.

At all times that the warrants are outstanding, we will authorize and reserve at least that number of shares of common stock equal to the number of shares of common stock issuable upon exercise of all outstanding warrants.

For the term of the warrants, the holders are given the opportunity to profit from an increase in the per share price of our common stock, with a resulting dilution in the interests of all other shareholders.

INTERESTS OF NAMED EXPERTS AND COUNSEL

The law firm of Pollet, Richardson & Patel, A Law Corporation, owns 53,333 shares of our common stock. Pollet, Richardson & Patel will render an opinion regarding the validity of the securities offered in this offering. Pollet, Richardson & Patel is included as a selling shareholder in this prospectus.

DISCLOSURE OF COMMISSION POSITION ON
INDEMNIFICATION FOR SECURITIES ACT LIABILITIES

Section 317 of the California General Corporation Law permits the indemnification of a corporation’s agents (which includes officers and directors) because he is a party (or he is threatened to be made a party) to any action or proceeding by reason of the fact that the person is or was an agent of the corporation or because he is a party (or he is threatened to be made a party) to any action or proceeding brought by or on behalf of a corporation. If the agent is successful on the merits in defense of any action or proceeding, the corporation must indemnify the agent against expenses actually and reasonably incurred by the agent in such defense.

Article V of our Articles of Incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This provision requires NuTech to indemnify its directors, as permitted by law, in excess of Section 317 of the California General Corporation Law.

Our bylaws permit us to indemnify our officers and directors, to the maximum extent permitted by the California General Corporation Law, against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding arising by reason of the fact any person is or was an officer or director of NuTech. In this regard, we have the power to advance to any officer or director expenses incurred in defending any such proceeding to the maximum extent permitted by law.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of NuTech pursuant to the foregoing provisions, or otherwise, we have been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable.

ORGANIZATION

In 1993 Mr. Lee Kasper founded NuTech Entertainment, Inc. to license and distribute karaoke software. Mr. Kasper was the sole shareholder of NuTech Entertainment, Inc. In 1997, Mr. Kasper began to license and distribute films and, for that purpose, incorporated NuTech Digital, Inc. NuTech Digital, Inc. began selling films in May 1997. In 1999, in order to reduce expenses, Mr. Kasper combined the business of NuTech Entertainment, Inc. with the business of NuTech Digital, Inc. To accomplish this, the assets of NuTech Entertainment, Inc. were distributed to Mr. Kasper, its sole shareholder, who subsequently transferred the assets into NuTech Digital, Inc. NuTech Entertainment, Inc. ceased doing business in 1999 and was dissolved in 2001.

DESCRIPTION OF BUSINESS

NuTech Digital, Inc. engages in licensing and distributing general entertainment products for children and adults. Our products include children’s animated films and video games, karaoke software, Japanese anime and late night programming. Our primary source of revenue comes from our sales of adult entertainment, which includes late night programming and hentai, a form of Japanese anime for adults. During 2001, hentai accounted for approximately 42% of our sales and late night programming accounted for approximately 18% of our sales. Our karaoke products accounted for approximately 31.76% of our sales in 2001. We distribute our products throughout the world via retail stores, the Internet, and wholesale distributors. Approximately 3% of our products are distributed outside the United States, with no concentration in any particular country or geographic area. Approximately 2% of our sales are made over the Internet. We also facilitate authoring services to content providers in the entertainment industry. Our products are replicated for us by third parties.

Our Products

Our film products are sold in two formats, digital versatile disc, commonly known as DVD, and VHS tapes. Our karaoke products are also sold in two formats, DVD and CD + G. In 2001, sales of our DVD film products totaled 344,550 units, which accounted for approximately 42.69% of our sales, while sales of films on VHS tape totaled 11,666 units, which accounted for approximately 1.45% of our sales. Of these amounts, sales of Japanese anime, including hentai, represented approximately 50.73% of all DVDs sold and approximately 89.97% of all VHS tapes sold. In 2001, sales of our CD + G karaoke products totaled 447,907 units, which accounted for approximately 55.49% of our sales while sales of our DVD karaoke products totaled 2,997 units, which accounted for approximately 0.37% of our sales.

Japanese Animated Films

The animated film art form known as “anime” had its start in Japan around 1963, the product of animators Osamu Tezuka and Mitsuteru Yokoyama. Anime has a distinctive look, including highly stylized and realistic background images, which “play-off” the often whimsically drawn characters. Since the early 1990s, anime has begun to find an audience in the United States. Even though these films are animated, they generally have broad audience appeal due to their complex story lines and their tendency to be emotionally charged. Anime encompasses many genres, including action/adventure films targeted to young girls (“shojo”) and young boys (“shonen”), horror, fantasy and science fiction films, comedy, and films produced solely for adults (“hentai”).

We believe that anime has a strong and growing fan base, both in Asia and the United States. For the first time in history, the Academy Awards included an Oscar™ for best animated feature film. Due to their quality and variety of subject matter, many expected anime features from Japan to be nominated along with those features produced by Disney and Dreamworks. The Cartoon Network announced that it plans to include three new anime series on its network, and in October 2001 the three-day Big Apple Anime Fest, touted as the “Cannes Film Festival of the Anime Manga Culture” was scheduled to be held in New York City. In October 2000, anime represented approximately 3.52% of all titles available in the United States. By April 2001, that percentage had grown to 4.42%.

We believe that anime, and particularly hentai, will continue to grow in popularity, and that this is evidenced by the increase in the number of anime titles now available for purchase or rental. We have invested in licensing rights to 132 anime titles, including erotic feature films, action/adventure films and horror films.

Anime comes to us as an original completed master and artwork with Japanese dialogue tracks. We have the script translated into English, hire voice-over actors to dub the dialogue in English and subtitle the work, and create a finished master for DVD and VHS formats. We also create menus for the DVD products and redesign the artwork for the packaging.

Revenues from sales of anime, including hentai, totaled approximately $1,312,868 in 2000 and $2,456,146 in 2001, which represented approximately 30% and 50% of our total sales, respectively. During the 2000 fiscal year, we licensed only 13 hentai titles, but these titles accounted for $1.1 million in sales, or 26% of all revenues earned that year. During the 2001 fiscal year, we licensed 75 hentai titles, which accounted for over $2 million in sales, or over 42% of all revenues earned that year. For this reason we have continued to license hentai anime products, so that we currently have 84 hentai titles, and we intend to use the proceeds of this offering to acquire the rights to an additional 100 hentai animated titles.

Children’s Animated Films and Games

We acquired 27 classic children’s animation titles and produced these in DVD format, including Alice In Wonderland, BlackBeauty, Tom Sawyer and 20,000 Leagues Under the Sea.

We are also a DVD distributor of “Shadoan”, a role-playing game set in a magical kingdom populated by princes, princesses, wizards and dragons. We believe that sales of this game may grow as more DVD players, including the Sony PlayStation 2 platforms, are purchased for family entertainment.

Our anime products targeted to children and teens come to us in English. We enhance the soundtrack by adding DTS sound, create menus, add interactive games, and create the artwork for the packaging. Once this is complete, we create the new master for replication.

Our children’s products accounted for approximately $392,600 in sales during 2001, which represented approximately 8% of our revenues for that year.

Karaoke

The word “karaoke” is derived from the Japanese words “kara” meaning empty and “oke” which is the translation of the American word “orchestra”. Karaoke is a pre-recorded song in which the lead vocals have been eliminated or re-mixed out, and the voice of the individual performing is substituted on the sound track. The back-up singers and musicians are left in the song for accompaniment.

The goal of karaoke is to make each singer feel like a star and sound like a professional vocalist. This is achieved through a DVD or CD + G player and an on-stage television monitor that prompts the singer with the lyrics and rhythm of the song being sung. If a song is recorded on CD + G (compact disc plus graphics), the lyrics are displayed on a colored background. If a song is recorded on DVD, the lyrics are displayed over moving images.

The popularity of karaoke has risen steadily in the United States since its introduction here in or around 1985. The Singing Machine Company, the largest manufacturer of karaoke hardware, has seen sales increase from $4,000,000 in 1997 to $16,000,000 in 2000. The entire market for karaoke hardware in the United States is approximately $35,000,000, an increase of almost 650% from the market in 1997, which was $5,500,000.

The market for karaoke hardware and software is estimated to be $10 billion in the Far East, but less than $300 million in North America. We believe that there is great potential for expansion in this market, which has grown steadily in the United States. We believe that this growth trend will continue.

We receive the original completed karaoke masters and artwork ready for replication from the copyright holders. Alternatively, we may license the rights to the original songs from the copyright holders. In this case, we record the music, add subtitles, compile the songs and create the master of the finished product for replication.

We license and distribute 256 volumes of karaoke software in DVD and CD+G formats for use with karaoke recording equipment. One track of those tapes offers complete music and vocals for practice and the other track is instrumental only for performance by the participant. Most of the audiocassette music sold by us is accompanied by printed lyrics. Our CD + G and DVD products include lyrics that appear on a video or television screen. We contract for the reproduction of audiocassette music, which is produced by us or by an independent producer.

During 2001, karaoke products accounted for over $1.5 million in sales, which made up approximately 31.76% of our total revenues.

Late Night and Animated Films

Consumer purchases of adult entertainment products have increased dramatically. In 1999, the total worldwide adult entertainment market was estimated to be $56 billion. The industry that has come to be known broadly as late night entertainment began its transformation about 30 years ago, with the advent of home videos and the VCR. We believe that DVD has had a dramatic impact on late night programming, due to its high video clarity and menu driven features.

During the 1980s, the availability of late night movies on videocassette and on cable television helped to legitimize the consumption of explicit material by putting it in the home setting. The result has been the legitimization of industry products by other businesses not traditionally associated with the late night entertainment industry. Video stores, long distance telephone carriers, satellite providers, and cable companies earn significant returns by supplying or investing in adult entertainment businesses, either directly or indirectly.

We receive the original completed master and artwork of a film. We send the master to a replicator to produce a tape which is then used to manufacture the work in DVD and VHS formats.

We license over 260 late night films, which are distributed through the Internet as well as through retailers and wholesale outlets. Fans of anime enjoy our collection of “hentai”, a combination of late night programming with animated characters.

Revenues from late night programming (not including hentai) totaled approximately $1,414,666 in 2000 and $887,715 in 2001, which represented approximately 33% and 18% of our total sales, respectively.

General Production Services

When businesses offering DVD products obtain a license to duplicate a film or other work of art, they receive the work as an analog or digital tape. In order to replicate the film on DVD, the licensee must create a digital linear tape. This process is known as “authoring”. After the digital linear tape is created, it is shipped to a factory where it is replicated onto a “stamper”. The stamper is used to make the DVDs. We facilitate DVD authoring and menu designs to complete product replication and packaging for other content providers in the entertainment industry.

Planned Music Concert Production

It is our goal to film live music concerts by current, well-known musical artists, which we will sell in DVD format. To date, we have not had sufficient funds to do this and have taken no action to implement this plan. When we have adequate funds to begin filming live music concerts, we anticipate that our initial efforts will take place in southern California.

Our Suppliers and Customers

We obtain exclusive rights to our Japanese anime products primarily from three vendors who produce the works and license them outside of Japan. We license our late night entertainment and our karaoke products from the producers or other copyright holders of those works.

We replicate our films and music on DVD through three suppliers, U-Tech Media, Media Factory and L & M. If all of our replicating suppliers were to become unable to provide the volume of replication services necessary for our business, we believe that we could find other suppliers who would be able to provide these services to us at competitive prices.

We distribute our products throughout the world via retail stores, the Internet and wholesale distributors. Internet sales are made through our websites as well as through the websites of some of our wholesale distributors. Approximately 31.5% of the retail outlets in which we sell our products are located in California, approximately 5% are located in New York and approximately 4% are located in Florida. The remainder are located throughout the United States and are not concentrated in any particular area. Approximately 3% of our products are distributed outside the United States, with no concentration in any particular country or geographic area. Approximately 2% of our sales are made over the Internet. We sell our karaoke products through our website, www.karaokedvd.net, and we sell our adult films and hentai through our website, www.nutechdvd.com. We do not have distribution agreements with our wholesale distributors or with the retail outlets. Our sales are not concentrated in any particular geographic area.

During the 2001 fiscal year, sales made to a single distributor of karaoke software represented approximately 10.4% of all revenues earned from sales for that year and 23% of all revenues earned from sales for the previous year. If we were to lose this distributor, we believe that we would be able to find other distributors to sell our karaoke products, or that we would be successful in marketing these products directly.

The Effect of Government Regulation on our Business

While production of our products does not require government approval, the sale of our late night programming is subject to regulation by the federal government, as well as by various state and municipal governments. Several states and communities in which our products are distributed have enacted laws regulating the distribution of late night programming with some offenses designated as misdemeanors and others as felonies, depending on numerous factors. The consequences for violating the state statutes are varied. There is also a federal prohibition with respect to the dissemination of late night programming, and the potential penalties for individuals (including corporate directors and officers) violating these federal laws include fines, community service, probation, forfeiture of assets and incarceration. We attempt to comply with all applicable statutes and regulations.

Our common stock is expected to trade on the over-the-counter electronic bulletin board and, therefore, is subject to the requirements of certain rules promulgated under the Securities Exchange Act of 1934, which require additional disclosure by broker-dealers in connection with any trades involving a stock defined as a “penny stock”. A penny stock is generally defined as any non-Nasdaq equity security that has a market price of less than $5.00 per share, subject to certain exceptions.

The penny stock rules require the delivery, prior to any penny stock transaction, of a disclosure schedule explaining the penny stock market and the risks associated therewith and impose various sales requirements on broker-dealers who sell penny stocks to persons other than established customers and “accredited investors”. An accredited investor is generally defined as an investor with a net worth in excess of $1,000,000, or annual income exceeding $200,000 individually or $300,000 together with a spouse.

Pursuant to Rule 15g-9 of the Securities Exchange Act of 1934, for these types of transactions, the broker-dealer must make a special suitability determination for the purchaser and have received the purchaser’s written consent to the transaction prior to the sale. The broker-dealer also must disclose the commissions payable to the broker-dealer, current bid and offer quotation for the penny stock and, if the broker-dealer is the sole market-maker, the broker-dealer must disclose this fact and the broker-dealer’s presumed control over the market. This information must be provided to the customer orally or in writing before or with the written confirmation of trade sent to the customer. Monthly statements must be sent disclosing recent price information for the penny stock held in the account and information on the limited market in penny stocks. The additional burdens imposed upon broker-dealers by such requirements could discourage broker-dealers from effecting transactions in our common stock which could severely limit the market liquidity of the common stock.

Licenses and Other Intellectual Property

We do not have patents, franchises or concessions and we have not entered into labor contracts. However, all of our games, and many of our film and music titles, are licensed from third parties. License periods are generally no shorter than five years and no more than 10 years. Most of the license agreements require us to pay an advance royalty, which we recoup through sales. Some of the license agreements require us to pay royalties during the term of the license. The computation of royalties varies, depending on our determination of the importance of the title to our product offerings. Royalties are primarily computed as a percentage of gross sales and may include guaranteed payments of royalties. We also purchase the rights to certain of our film and music titles for a one-time fee, rather than for the payment of on-going royalties.

While we have not registered our trade names or our logo with the United States Patent and Trademark Office, we believe that the name recognition and image that we have developed in each of our markets significantly enhance customer response to our sales promotions. Accordingly, our trademarks are important to our business and we intend to aggressively defend them.

Competition

Nearly all of our products compete with other products and services that utilize free time or disposable income. The businesses in which we compete are, in general, highly competitive and service-oriented. We do not have long-term or exclusive service agreements with our suppliers or our customers. Business generation is based primarily on customer satisfaction with reliability, timeliness, quality and price, which has allowed us to establish long-term relationships with many of our customers.

Although our films are well established and high quality products in the general entertainment industry, we compete with entities selling similar products at retail as well as through wholesale distributors and the Internet. However, we believe that our entry into the anime market is ahead of our competitors, and provides us with a unique product that has the potential of significant growth.

Employees

We have 15 full-time employees including two in administration, two in sales, five in distribution, two in accounting, two in production, one in management information systems and one in customer service.

DESCRIPTION OF PROPERTY

Our offices, operations and warehouse facilities are located at 7900 Gloria Avenue, Van Nuys, California 91406. We lease this facility at market rates. Our facility is approximately 9,500 square feet in size. Our lease term began on May 1, 2001 and will continue until July 31, 2006. We have one option to renew the lease, at the end of the least term, for an additional period of five years. The facility is adequate for our current operations, and management believes that it will continue to be adequate through the initial lease term.

MANAGEMENT’S DISCUSSION AND ANALYSIS
OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

We believe that consumers are using, and will continue to use, their discretionary income to build their film libraries, as they do with music and books. In the year 2000, consumers spent $7.38 billion for VHS tapes and $3.41 billion for DVDs. We also believe that the audience for anime will continue to grow worldwide, and that our investment in anime is well-timed. We are currently in breach of our loan covenants and have agreed to repay our line of credit to our lender, U.S. Bank N.A. Until we find alternative financing, our inability to use our line of credit will have a material impact on our short-term liquidity.

With the exception of the licenses we will acquire, we have not made any material commitments for capital expenditures in the immediate future.

Other than our belief that DVD products and anime will continue to grow in popularity worldwide, we do not know of any trends, events or uncertainties that have had or that are reasonably expected to have a material impact on our net sales or revenues or on income from our continuing operations.

We cannot generate enough cash solely through our operations to significantly expand our library of anime or to implement our plan to produce musical concerts.

Results of Operations

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

Our revenues from operations for the first six months of 2002 were $2,254,212, as compared to revenues of $1,799,299 for the first six months of 2001, an increase of $454,913 or approximately 20%. The increase in revenues was due to the overall growth of the DVD market and to the increase in the number of Japanese anime products we added to our film library.

Our gross profit from operations for the first six months of 2002 increased to $1,447,489 as compared to $1,308,521 for the first six months of 2001. Our gross margin for the first six months of 2002 was 64%, as compared to 73% for the first six months of 2001. This decline in gross margin resulted from our decision to market our hentai products in boxed sets, which we sold to our distributors and retailers at a discount of 10%. Our decision to market our hentai products in boxed sets resulted in an increase in our costs of sales for the first six months of 2002. During that period, costs of sales was $806,723 as compared to $490,778 for the first six months of 2001.

Selling, general and administrative costs increased by $622,965, to $1,894,889, for the first six months of 2002, as compared to $1,271,924 for the first six months of 2001, approximately a 49% increase. This increase is primarily attributable to expenses associated with the growth of our business as follows:

Payroll and payroll taxes	$320,370
Royalties	200,632
Other expenses, net of cost decreases	101,963

$622,965

Interest expense increased by $12,382 in the first six months of 2002, to $126,531, as compared to $114,149 in the first six months of 2001. This increase was primarily due to the fact that we borrowed more on our lines of credit to finance our increased sales.

We recorded a net loss of $542,414 from operations in the first six months of 2002, as compared to a loss of $77,552 in the first six months of 2001. The increase in net loss is primarily attributable to the fact that we changed our status from an S corporation to a C corporation, resulting in the payment of compensation to our

President, we added the position of Software Systems Programmer in April 2001, and, as a result of the payment of these two salaries, we experienced an increase in our payroll and payroll taxes. We also changed our location in June 2001, which resulted in an increase in rent.

For the six months ended June 30, 2002 and for part of the year ended December 31, 2001 we were taxed as a C corporation. A C corporation pays taxes on the income it earns. For the six months ended June 30, 2001 and the year ended December 31, 2000, we were taxed as an S corporation. An S corporation does not pay tax on its income—instead, the tax is paid by the corporation’s shareholders. As a result of our net loss, we had a tax benefit of $31,517 for the six months ended June 30, 2002. Management believes it is more likely than not that this tax benefit can be recovered in future periods. Because we were an S corporation during the six months ended June 30, 2001, we owed no income tax.

Set forth below is a comparison of our income tax benefit and net loss on a pro-forma basis, as if we were a C corporation on June 30, 2001:

	June 30 2002	June 30 2001
(Loss) before corporation income taxes	$(573,951)	$(77,582)
Corporation income taxes (benefit)	(31,514)	(19,400)

Pro-forma net (loss)	$(542,414)	$(58,182)

2001 Fiscal Year Compared to 2000 Fiscal Year

Our revenues from operations for the year ended December 31, 2001 were $5,021,232, as compared to revenues of $4,186,673 for the year ended December 31, 2000, a 20% increase. The increase in revenues was due primarily to the overall growth of the DVD market and to the increase in the number of Japanese anime products we added to our film library.

Our gross profit from operations for fiscal year 2001 increased to $3,886,370 as compared to $3,251,363 in fiscal year 2000. Our gross margin stayed stable in 2001, decreasing slightly to 77.3% in fiscal year 2001 from 77.6% in fiscal year 2000.

Selling, general and administrative costs increased by $1,242,467, to $3,430,563 for the year ended December 31, 2001 as compared to $2,188,096, for the prior fiscal year, a 57% increase. This increase is primarily attributable to expenses associated with the growth of our business, as follows:

Payroll and payroll taxes	$773,163
Royalties	626,577
Other expenses, net of cost decreases	(157,273)

$1,242,467

We recorded net income of $167,181 from operations in the 2001 fiscal year as compared to net income from operations of $860,179 in the 2000 fiscal year. The decrease in net income is primarily attributable to an increase in legal and accounting fees which totaled $261,448, our change of status from an S corporation to a C corporation for tax reporting purposes resulting in corporation income taxes of $34,909 and in the payment of a salary, rather than a dividend, in the amount of $180,000 to our Chief Executive Officer and President, and depreciation costs of $539,099 associated with new licenses.

For the period from January 1, 2001 to May 31, 2001 we were taxed as an S corporation. For the period from June 1, 2001 through December 31, 2001 we were taxed as a C corporation. A C corporation pays taxes on the income it earns. An S corporation does not pay tax on its income—instead, the tax is paid by the corporation’s shareholders.

Set forth below is a comparison of our income tax expense and net income on a pro-forma basis, as if we were a C corporation on December 31, 2001:

	Year Ended
	December 31, 2002	December 31, 2001
Income before corporation income taxes	$202,090	$860,179
Corporation income taxes	73,000	266,600

Pro-forma net income	$129,090	$593,579

Liquidity and Capital Resources

To date, we have financed our operations with cash from our operating activities, a bank line of credit, a loan from the Small Business Administration, various loans from individuals and a private offering of our common stock.

Our bank line of credit is in the amount of $650,000. Interest accrues at the rate of 1.75% over prime. We currently make monthly interest payments of approximately $3,600. Our agreement with the lender, U.S. Bank, N.A., required us to comply with stringent financial covenants, including debt to equity ratios, a tangible net worth covenant and a working capital covenant. We are currently in breach of these covenants, and U.S. Bank has asked us to make arrangements to pay the line of credit in full. U.S. Bank has not made a demand that the loan be paid in full by a certain date, it has not declared the loan in default and it has not made an effort to foreclose on its security. We are in the process of negotiating with a lender for accounts receivable financing. If we are successful in arranging the financing, we will use it to pay a substantial portion of the line of credit. Our President, Mr. Lee Kasper, has agreed to pay that portion of the line of credit which will not be paid with this financing. U.S. Bank has agreed to this plan to repay the line of credit.

The principal amount of the loan we received through the Small Business Administration is $900,000. Interest is adjusted at least once per year. The interest rate is 2% above the prime rate. The loan has a 10-year term. We make monthly payments of principal and interest in the amount of $12,398.

The following tables illustrate information about our significant contractual obligations and commercial commitments for the next five years as of June 30 and December 31.

	Payment Due By Period As of June 30
	Total	2003	2004	2005	2006	2007 and after
Real estate lease	$405,600	$93,600	$93,600	$93,600	$93,600	$31,200
Long-term debt	1,413,102	681,354	72,050	80,387	89,690	489,621

	$1,818,702	$681,354	$165,650	$173,987	$183,290	$520,821

	Payment Due By Period As of December 31
	Total	2003	2004	2005	2006	2007 and after
Real estate lease	$468,000	$93,600	$93,600	$93,600	$93,600	$93,600
Long-term debt	1,713,246	942,913	68,211	76,105	84,912	541,105

	$2,181,246	$1,036,513	$161,811	$169,705	$178,512	$634,705

The Company is committed to royalties ranging from 20% to 30% on specific royalty contracts.

In August 1998 we entered into an agreement with Ritek Corporation whereby we received an advance in the amount of $400,000 against royalties to be earned through the sale of the children’s game, “Shadoan”. We also agreed to pay simple interest of 8.5% per year on the advance amount. We used this money to acquire the license for the game as well as for working capital. As consideration for the advance, we agreed that, so long as the advance amount was outstanding, our ownership of the license to the game would be shared equally with Ritek Corporation. We further agreed to retain the services of Ritek Corporation to replicate the game, at a per disc price that was competitive in our industry. Ritek Corporation agreed that we could repay the advance by paying a per-disc charge of $2 over the replication price. If we fail to make payments in accordance with our agreement, Ritek Corporation is entitled to give us notice of default. If we fail to pay the principal amount within 10 days after we receive the notice, we are required to forfeit our ownership rights in the license to Ritek Corporation. We have derived minimal revenues from the game and we have not repaid the advance in accordance with our agreement. We have, however, made interest payments. As of March 31, 2002, the unpaid balance of the advance was $412,749. Ritek Corporation has not given us notice of default and has not asked us to transfer our rights to the license. If we were required to transfer our license to the game to Ritek Corporation, it would not have a significant impact on our revenues or the results of our operations. We intend to repay the advance to Ritek Corporation.

Our capital requirements, particularly as they relate to expanding our film and anime library, have been and will continue to be significant. Our future cash requirements and the adequacy of available funds will depend on many factors, including the pace at which we expand our business generally, and our film library in particular, the general state of the economy, which impacts the amount of money that may be spent for entertainment, our ability to negotiate favorable license agreements with producers and copyright holders of various works and the continued popularity of anime.

Our line of credit in the amount of $650,000 with U.S. Bank N.A. required us to comply with stringent financial covenants, including debt to equity ratios, a tangible net worth covenant and a working capital covenant. We are currently in breach of these covenants, and U.S. Bank has asked us to make arrangements to pay the line of credit in full. U.S. Bank has not made a demand that the loan be paid in full by a certain date, it has not declared the loan in default and it has not made an effort to foreclose on its security We are in the process of negotiating with a lender for accounts receivable financing. If we are successful in arranging the financing, we will use it to pay a substantial portion of the line of credit. Our President, Mr. Lee Kasper, has agreed to pay that portion of the line of credit which will not be paid with this financing.

The loss of our line of credit will result in the payment of higher finance charges in connection with the accounts receivable financing. Furthermore, any decrease in our accounts receivable will reduce the amount of financing we can obtain.

We are currently negotiating the terms of the accounts receivable financing. If we are unable to obtain the accounts receivable financing, we will be required to seek other forms of financing, such as private loans or through the sale of our securities, to pay the line of credit. If we were unable to find any form of financing, and U.S. Bank declared our loan in default and was successful in foreclosing on its security, we would be unable to continue our operations.

If we are able to arrange accounts receivable financing and repay our line of credit, we believe that we would be able to maintain our current operations for the next 12 months solely with our cash and cash equivalents, although we would be required to curtail the expansion of our film library and we would not be able to embark on our plan to record popular music concerts. However, because it is our intention to continue to expand our film library and, if possible, to implement our plan to record music concerts, it is likely that, during the next 12 month period, we will seek financing from one or more sources such as lending institutions, private individuals, or by sales of our securities. Additional financing may not be available on acceptable terms, or at all.

Six Months Ended June 30, 2002 Compared to Six Months Ended June 30, 2001

During the six month period ended June 30, 2002, net cash provided by operating activities was $9,185 as compared to net cash used by operating activities of $424,341 during the six month period ended June 30, 2001. For the six month period ended June 30, 2002, cash was provided by operating activities due to sales increases, collection of accounts receivable and an increase in credit from our suppliers. For the six month period ended June 30, 2001, cash was used by operating activities due to a reduction in accounts payable and increases in advance royalty payments.

Net cash used by investing activities was $387,889 during the six months ended June 30, 2002 as compared to $431,007 for the six month period ended June 30, 2001. Cash used by investing activities was used principally for the acquisition of property and equipment.

Net cash provided by financing activities was $296,720 during the six months ended June 30, 2002 as compared to net cash provided by financing activities of $825,422 for the six months ended June 30, 2001. The 2002 amount includes funds received from bank financing including a bank overdraft in the amount of $137,366. The 2001 amount includes proceeds from notes payable and bank financing including a bank overdraft of $110,760.

2001 Fiscal Year Compared to 2000 Fiscal Year

At December 31, 2001, cash amounted to $82,978. Our primary sources of cash in fiscal 2001 consisted of cash provided by financing activities including $878,093, net of expenses, from the sale of our securities in the private offering undertaken on June 1, 2001. This was the first sale of our securities that we undertook for the purpose of raising capital. We also used our securities to pay for indebtedness incurred for professional and business services.

The primary uses of cash for the fiscal year ended December 31, 2001 consisted of licensing costs, general operating costs and expansion of our facility. We believe that cash generated by our current operations will be sufficient to continue our business for the next 12 months, however cash generated by current operations will not provide the means to allow us to expand operations by licensing a significant number of new works of anime, which are costly to obtain, or to implement our plan to produce musical concerts for the DVD format.

During the 2001 fiscal year, net cash used by operating activities was $221,018 as compared to net cash provided by operating activities of $932,222 during the 2000 fiscal year. Cash was used for operating activities because our net profit decreased by $692,998 and our sales increased by $834,559 over the prior year. Due to our increased sales, we extended more credit for accounts receivables, increased our inventories and entered into more royalty agreements.

Net cash used by investing activities was $744,095 for the 2001 fiscal year as compared to $863,526 for the 2000 fiscal year. These amounts reflect expenditures of $467,561 for completed masters, $189,562 for computers, furniture and equipment and $86,972 for leasehold improvements.

Net cash provided by financing activities during the 2001 fiscal year was $1,018,165 as compared to net cash used by financing activities of $96,753 for the 2000 fiscal year. Financing activities in the 2001 fiscal year consisted primarily of proceeds in the amount of $878,093 derived from a private offering of our common stock and proceeds of approximately $496,836 from a bank line of credit. Net cash used in financing activities for the 2000 fiscal year included payment of a dividend in the amount of $222,389 to our shareholders, payment of promissory notes in the amount of $690,541 and changes in loans payable to an officer in the amount of $136,810.

The net increase in accounts receivable of $532,414 was primarily due to the fact that our sales in the fourth quarter amounted to $1.9 million. Because of our increased sales, accounts payable increased by $191,650, to $1,258,797.

CERTAIN TRANSACTIONS

In order to fund working capital requirements, we have from time to time borrowed money on an unsecured basis from persons who are executive officers, directors and/or beneficial holders of 5% or more of our common stock, or their affiliates. As of the date of this prospectus, our unpaid principal indebtedness to these persons is set forth below.

In March 2001, we entered into an arrangement with our Vice-President, Mr. Joseph Giarmo, whereby Mr. Giarmo advanced funds in the amount of $60,000 for the acquisition of licensing rights to certain films. Mr. Giarmo receives $0.25 for each VHS or DVD unit of the films that are sub-licensed by us. Our obligation under this agreement will terminate once we have paid to Mr. Giarmo a total of $120,000. To date, Mr. Giarmo has been paid $10,000 in accordance with this arrangement.

In May 2001, we obtained a loan from Brandon Kasper in the amount of $7,418, which accrues interest at the rate of 7% and is due to be paid on demand. Brandon Kasper is Mr. Lee Kasper’s son.

In May 2001, we obtained a loan from Ryan Kasper in the amount of $7,467, which accrues interest at the rate of 7% and is due to be paid on demand. Ryan Kasper is Mr. Lee Kasper’s son.

In May 2001, we obtained a loan from Jordan Kasper in the amount of $3,555, which accrues interest at the rate of 7% and is due to be paid on demand. Jordan Kasper is Mr. Lee Kasper’s son.

In October 2000, we received an unsecured loan in the amount of $100,000 from Mrs. Elynor Kasper, Mr. Lee Kasper’s mother. Simple interest accrues on this loan at the rate of 10% per year. The unpaid principal balance of this loan is $60,000. We are current on all interest payments. This loan is payable on demand. To date, no demand for payment has been made.

Aside from the foregoing loans, we have also entered into the following transactions with our President and Chief Executive Officer, Mr. Lee Kasper, or with our Vice President and Secretary, Mr. Joseph Giarmo.

In July 2000, Mr. Kasper, provided both his personal residence and his personal guaranty as security for a loan in the amount of $900,000 which we borrowed through the Small Business Administration. The terms of this loan are discussed in this prospectus at page 25.

In March 2002, Mr. Kasper also agreed to personally guarantee our bank line of credit in the amount of $650,000. The terms of this loan are discussed in this prospectus at page 25.

In July 2000 we issued 50 pre-split shares of our common stock to Mr. Giarmo for extraordinary services he rendered to us during his employment. Concurrent with this stock issuance, we entered into a Corporate Control and Shareholder Buy/Sell Agreement with Mr. Giarmo. This agreement allows us or our President and Chief Executive Officer, Mr. Lee Kasper, the right to purchase Mr. Giarmo’s common stock upon the occurrence of certain events such as his death, the termination of his employment with us, or his voluntary or involuntary transfer of the common stock. This agreement will terminate upon the date that our registration statement on Form SB-2 is declared effective by the Securities and Exchange Commission.

MARKET FOR COMMON EQUITY AND RELATED SHAREHOLDER MATTERS

Market Information

At this time there is no public trading market for our common stock.

We currently have a total of 10,380,169 shares of our common stock outstanding.

We also have outstanding warrants that were issued in conjunction with a private offering of our common stock undertaken on June 1, 2001. These warrants, if exercised, would permit shareholders to purchase an additional 703,444 shares of our common stock. These warrants may be exercised until November 1, 2002, at which time they will expire if not exercised. The price for each share of common stock purchased in accordance with the warrants is $3.00.

Upon completion of this offering, assuming all of the warrants are exercised, we will have outstanding 11,083,613 shares of common stock, of which 3,430,030 will be freely tradable, without restriction, except for restrictions imposed by certain state regulatory authorities. We issued the remaining 7,600,250 shares of outstanding common stock in private transactions in reliance upon exemptions from registration under the Securities Act. Those shares may be sold only if we file a registration statement or if there is an applicable exemption from registration. Rule 144 of the Securities Act of 1933 is not available for the resale of our common stock. Other than the common stock being registered for the selling shareholders in this offering, we have no agreement with any shareholder to register our securities.

In accordance with the NuTech Digital, Inc. 2001 Equity Incentive Plan we have also issued options to employees to purchase a total of 1,705,000 shares of our common stock. The options will expire 10 years from the date of grant, with the exception of options granted to our Chief Executive Officer and President, Mr. Lee Kasper, whose options will expire 5 years from the date of grant. The price for each share of common stock purchased pursuant to the options is $1.50.

Holders

We currently have 50 record holders of our common stock.

Dividends

We have not paid any cash dividends (with the exception of dividends paid to our founder and Chief Executive Officer and President, Mr. Lee Kasper, while NuTech was an S corporation for tax reporting purposes) and we currently intend to retain any future earnings to fund the development and growth of our business. Any future determination to pay dividends on our common stock will depend upon our results of operations, financial condition and capital requirements, applicable restrictions under any credit facilities or other contractual arrangements and such other factors deemed relevant by our Board of Directors.

Preferred Stock

We are authorized to issue up to 50,000,000 shares of preferred stock, without par value. No shares of preferred stock have been issued and we have no plans, at present, to issue any preferred stock. Under our Articles of Incorporation, our preferred stock is issuable in series and our Board of Directors is authorized to determine the rights, preferences, privileges and restrictions granted to, or imposed upon the preferred stock and to fix the number of shares constituting any series and the designation of such series without further action by our shareholders.

The issuance of preferred stock may have the effect of delaying, deferring or preventing a change in control of NuTech without further action by the shareholders, may discourage bids for our common stock at a premium over the market price of the common stock and may adversely affect the market price of and the voting and other rights of the holders of commons stock.

Where You Can Find Further Information About Us

We filed with the Securities and Exchange Commission a registration statement on Form SB-2 under the Securities Act with respect to the shares being offered in this offering. This prospectus does not contain all of the information set forth in the registration statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. The omitted information may be inspected and copied, at prescribed rates, at the public reference facilities maintained by the Commission at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549. The public may obtain information on the operation of the Public Reference Room by calling the Commission at 1-800-SEC-0330. The Commission maintains an Internet site at http://www.sec.gov that contains reports, proxy and information statements and other information regarding issuers that file electronically with the Commission. Statements contained in this prospectus as to the contents of any contract or other document filed as an exhibit to the registration statement are not necessarily complete, and in each instance where reference is made to the copy of the document filed as an exhibit to the registration statement, each such statement is qualified in all respects by such reference. For further information with respect to NuTech and the securities being offered in this offering, reference is hereby made to the registration statement, including the exhibits thereto and the financial statements, notes, and schedules filed as a part thereof.

EXECUTIVE COMPENSATION

The following table shows the compensation paid over the past three fiscal years with respect to our Chief Executive Officer, President and Chief Financial Officer and our Vice President. There are no additional individuals who would be included in this table but for the fact that the individual was not serving as an executive officer at the end of the last completed fiscal year:

SUMMARY COMPENSATION TABLE

						Long Term Compensation
		Annual Compensation				Awards		Payouts
Name and Principal Position	Year	Salary ($)		Bonus ($)	Other Annual Compen- sation ($)	Restricted Stock Awards ($)	Securities Underlying Options/ SARs(1)	LTIP Payout ($)	All Other Compen- sation ($)
Lee Kasper	2001	$542,673	(1)	—	—	—	—	—	$39,600	(2)
Director, CEO,	2000	$222,389	(1)	—	—	—	—	—	$15,048	(2)
President, CFO	1999	0		—	—	—	—	—	$12,540	(2)

Joseph Giarmo	2001	$131,553		—	—	—	—	—	—
Director, Vice President,	2000	$135,872		—	—	—	—	—	—
Secretary	1999	$91,229		—	—	—	—	—	—

Yegia Eli Aramyan	2001	$45,000		—	—	—	—	—	—
Director, Accountant	2000	$0		—	—	—	—	—	—
	1999	$0		—	—	—	—	—	—

(1)
Of the amount shown as compensation paid to Mr. Kasper in 2001, $362,673 was paid to him as a dividend and $180,000 was paid as salary. The amount shown as compensation paid to Mr. Kasper in 2000 was paid as a dividend.

(2)	These amounts represent expenses paid in connection with Mr. Kasper’s automobile.

We do not have a long term incentive plan or arrangement of compensation with any individual in the group of officers and directors.

Directors are not currently paid compensation for their services. Our bylaws permit us to compensate our directors, however, upon resolution of the Board of Directors.

Employment Agreements

We have no employment agreements with our named executive officers, who provide their services to us on an at-will basis.

Equity Incentive Plan

Our Board of Directors and our shareholders have approved the NuTech Digital, Inc. 2001 Equity Incentive Plan which permits us to grant, for a ten year period, both stock purchase rights and stock options. We have currently reserved 3,500,000 shares of our common stock for issuance to our directors, employees and consultants under the Plan. In January of each year we are permitted to increase the number of shares of common stock reserved for awards to an amount that does not exceed 30% of all of our issued and outstanding shares. The Plan is administered by the Board of Directors, who will be referred to as the “Administrator”. The Administrator has the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock purchase rights or options will be granted, to designate the number of shares to be covered by each option or stock purchase right, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option or stock purchase right. Options granted under the Plan will not have a term that exceeds ten years from date of grant. As of the date of this prospectus, we have granted 1,705,000 awards under the Plan.

The following tables set forth certain information concerning the granting and exercise of incentive stock options during the last completed fiscal year by each of the named executive officers and the fiscal year-end value of unexercised options on an aggregated basis:

Option/SAR Grants for Last
Fiscal Year-Individual Grants(1)

Name	Number of Securities Underlying Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Fiscal Year	Exercise Price ($/sh)	Expiration Date
Lee Kasper	-0-	-0-	-0-	-0-
Joseph Giarmo	-0-	-0-	-0-	-0-
Yegia Eli Aramyan	-0-	-0-	-0-	-0-

(1)
Although no grants of options were made to Mr. Kasper, Mr. Giarmo or Mr. Aramyan during the 2001 fiscal year, in April 2002 the Board of Directors granted to Mr. Kasper an option to purchase 500,000 shares of our common stock at an exercise price of $1.50, to Mr. Giarmo an option to purchase 300,000 shares of our common stock, also at an exercise price of $1.50 and to Mr. Aramyan an option to purchase 70,000 shares of our common stock at an exercise price of $1.50. These grants were made through the NuTech Digital, Inc. 2001 Equity Incentive Plan.

Aggregated Option/SAR Exercises in Last Fiscal Year
And FY-End Option/SAR Values(1)

Name	Shares Acquired on Exercise (#)	Value Realized(1) ($)	Number of Unexercised Options/SARs at FY-End (#) Unexercisable/ Exercisable	Value of Unexercised In-the-Money Options/SARs at FY-End ($)(2) Unexercisable/ Exercisable
Lee Kasper	-0-	-0-	0/0	$0/$0
Joseph Giarmo	-0-	-0-	0/0	$0/$0
Yegia Eli Aramyan	-0-	-0-	0/0	$0/$0

(1)
Value Realized is determined by calculating the difference between the aggregate exercise price of the options and the aggregate fair market value of the common stock on the date the options are exercised.

(2)
The value of unexercised options is determined by calculating the difference between the fair market value of the securities underlying the options at fiscal year end and the exercise price of the options.

INDEPENDENT AUDITORS’ REPORT

To the Board of Directors and Stockholders
NuTech Digital, Inc.

We have audited the accompanying balance sheets of NuTech Digital, Inc. as of December 31, 2001 and 2000 and the related statements of income, stockholders’ equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on the financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion the financial statements referred to above present fairly, in all material respects, the financial position of NuTech Digital, Inc. as of December 31, 2001 and 2000, and the results of its operations and its cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

MOFFITT & COMPANY, P.C.
SCOTTSDALE, ARIZONA

March 2, 2002, reissued June 14, 2002 (Note 21), except for Note 22 which is dated August 1, 2002

NUTECH DIGITAL, INC.

BALANCE SHEETS

DECEMBER 31, 2001 AND 2000
(REISSUED)

	December 31,
	2001	2000
ASSETS
CURRENT ASSETS
Cash and cash equivalents	$82,978	$29,926
Accounts receivable	939,166	416,752
Insurance recovery and other receivables	0	1,300
Inventories	897,999	616,092
Royalty advances, current portion	627,817	198,482
Prepaid expenses, current portion	49,675	12,436
Deferred Tax Asset	12,200	0

Total current assets	2,609,835	1,274,988

PROPERTY AND EQUIPMENT, NET OF ACCUMULATED DEPRECIATION	1,803,370	1,598,374

OTHER ASSETS
Royalty advances, long-term portion	258,860	183,000
Prepaid expenses, long-term portion	16,334	19,899
Deposits	7,800	6,600

Total other assets	282,994	209,499

Total assets	$4,696,199	$3,082,861

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdraft	$0	$52,987
Accounts payable
U-Tech Media Corporation	391,295	0
Other	867,502	1,067,147
Loan payable, officer	4,116	0
Customer deposits	0	6,500
Accrued liabilities	135,834	125,601
Corporation income taxes payable	33,509	0
Note payable, line of credit	496,836	258,896
Notes payable, other, current portion	942,913	129,808

Total current liabilities	2,872,005	1,640,939

LONG TERM LIABILITIES
Notes payable, other, long term portion	770,333	1,225,762
Deferred tax liability	13,600	0

Total long term liabilities	783,933	1,225,762

STOCKHOLDERS’ EQUITY
Common Stock
Authorized—100,000,000 shares, no par value
Issued and outstanding:
December 31, 2001—10,013,551 shares	$1,008,643	$0
December 31, 2000—8,300,250 shares	0	1,050
Retained earnings	31,618	215,110

Total stockholders’ equity	1,040,261	216,160

Total liabilities and stockholders’ equity	$4,696,199	$3,082,861

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

STATEMENTS OF INCOME

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(REISSUED)

	2001	2000
Sales	$5,021,232	$4,186,673
Costs of sales	1,134,862	935,310

Gross profit	3,886,370	3,251,363
Selling, general and administrative expenses	3,430,563	2,188,096

Operating income	455,807	1,063,267
Interest expense	253,717	203,088

Income before corporation income taxes	202,090	860,179
Corporation income taxes	34,909	0

Net income	$167,181	$860,179

Net income per common share
Basic and diluted	$.02	$.10

Weighted average number of common shares outstanding
Basic and diluted	8,992,496	8,300,250

Pro Forma Net Income
Pro forma net income if the corporation was taxed as a regular corporation for the whole year:
Income before corporation income taxes	$202,090	$860,179
Corporation income taxes	73,000	266,600

Pro forma net income	$129,090	$593,579

Net income per common share:
Basic and diluted
Pro forma net income	$.01	$.07

Weighted average number of common shares outstanding	8,992,496	8,300,250

Stock warrants to purchase 633,446 shares of common stock were not dilutive and, therefore were not included in the computations of diluted income per common share amounts.

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(REISSUED)

	Common Stock		Retained Earnings	Total
	Shares	Amount
Balance, January 1, 2000	7,905,000	$1,000	$(422,680)	$(421,680)
Issuance of common stock for services	395,250	50	0	50
Dividends paid	0	0	(222,389)	(222,389)
Net income for the year ended December 31, 2000	0	0	860,179	860,179

Balance, December 31, 2000	8,300,250	1,050	215,110	216,160

Issuance of common stock for:
Cash-private placement	633,446	950,200	0	950,200
Options	100,000	100,000	0	100,000
Services	850,000	25,500	0	25,500
Accounts payable	53,333	80,000	0	80,000
Costs incurred for private placement—paid by:
Cash	0	(172,107)	0	(172,107)
Services	76,522	114,783	0	0
		(114,783)
Dividends paid	0	0	(326,673)	(326,673)
Net income for the year ended December 31, 2001	0	0	167,181	167,181
Transfer Subchapter “S” undistributed income to common stock	0	24,000	(24,000)	0

Balance, December 31, 2001	10,013,551	$1,008,643	$31,618	$1,040,261

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2001 AND 2000
(REISSUED)

	2001	2000
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$167,181	$860,179
Adjustments to reconcile net income to net cash provided (used) by operating activities:
Depreciation	539,099	400,980
Allowance of doubtful accounts	10,000	30,000
Issuance of common stock for services	25,500	50
Deferred tax assets/liabilities	1,400	0
Changes in operating assets and liabilities:
Accounts receivable	(532,414)	196,167
Insurance recovery and other receivables	1,300	23,700
Inventories	(281,907)	(319,294)
Royalty advances	(505,195)	1,624
Prepaid expenses	(33,674)	(27,600)
Deposits	(1,200)	0
Accounts payable	351,650	(86,087)
Customer deposits	(6,500)	(89,226)
Accrued liabilities	10,233	(58,271)
Corporation income taxes payable	33,509	0

Net cash provided (used) by operating activities	(221,018)	932,222

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(744,095)	(863,526)

Net cash (used) by investing activities	(744,095)	(863,526)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	(52,987)	52,987
Dividends paid	(326,673)	(222,389)
Net proceeds from issuance of common stock	878,093	0
Proceeds from notes payable, other	388,439	900,000
Repayments of notes payable and bank lines of credit	(369,659)	(690,541)
Proceeds from bank line of credit	496,836	0
Changes in loans payable, officer	4,116	(136,810)

Net cash provided (used) by financing activities	1,018,165	(96,753)

Net increase (decrease) in cash	$53,052	$(28,057)
Cash balance at beginning of year	29,926	57,983

Cash balance at end of year	$82,978	$29,926

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year:
Interest	$232,849	$198,966

Taxes	$5,469	$0

Non-cash investing and financing activities:
Issuance of common stock for services	$25,500	$50

Issuance of common stock for corporate debt	$180,000	$0

Issuance of common stock for private placement costs	$114,783	$0

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

DECEMBER 31, 2001 AND 2000
(REISSUED)

NOTE 1.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

NuTech Digital, Inc. was organized on June 12, 1997, under the laws of the state of California. The Company is engaged in creating, licensing and distributing general entertainment products, most of which are made available through digital versatile disc (“DVD”). The Company’s products include children’s animated films and video games, Karoake software, Japanese anime and late night programming.

Restatement of Common Stock

In May, 2001, the Company effected a stock split whereby each stockholder received 7,905 shares for every 1 share owned. The stock split has been retroactively recorded in the financial statements as if it occurred at the date of inception.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

The Company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon the following useful lives of the assets:

Completed Masters	7 years
Office furniture and equipment	7 years
Computer equipment	5–7 years
Warehouse equipment	7–10 years
Trade show equipment	7 years
Leasehold improvements	3–10 years

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001 AND 2000
(REISSUED)

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped and title passes to customers.

Disclosure About Fair Value of Financial Instruments

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at December 31, 2001 and 2000 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgment is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Net Earnings Per Share

The Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings per share. Basic earnings per share is computed by dividing net income available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilutive effects on net income per share are excluded.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

Common Stock Issued for Non-Cash Transactions

It is the Company’s policy to value stock issued for non-cash transactions, such as services, at the fair market value at the date the transaction is negotiated. The number of shares issued for the $25,500 of services rendered were negotiated before the private placement.

Long-Lived Assets

Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses the recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001 AND 2000
(REISSUED)

flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. This standard did not have a material effect on the Company’s results of operations, cash flows or financial position.

Shipping and Handling Costs

The Company’s policy is to classify shipping and handling costs as part of selling, general and administrative costs in the statements of income. These costs for the years ended December 31, 2001 and 2000 amounted to $115,133 and $36,618, respectively.

NOTE 2.    ACCOUNTS RECEIVABLE

A summary of accounts receivable and allowance for doubtful accounts is as follows:

	2001	2000
Accounts receivable	$979,166	$446,752
Allowance for doubtful accounts	40,000	30,000

Net accounts receivable	$939,166	$416,752

NOTE 3.    INVENTORIES

The inventories are comprised of completed DVDs and karaoke CDs.

NOTE 4.    ADVANCE ROYALTIES

The Company has acquired the licensing, manufacturing and distribution rights to various movies from the owners of the titles. The Company pays royalties from 20%–30% of the net sales proceeds. Royalty costs for the years ended December 31, 2001 and 2000 were $626,577 and $535,746, respectively.

NOTE 5.    PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation and amortization consists of :

	2001	2000
Completed masters	$3,590,602	$3,123,041
Office furniture and equipment	102,033	51,998
Computer equipment	155,202	97,244
Warehouse equipment	96,086	19,618
Trade show equipment	21,940	16,840
Leasehold improvements	86,972	30,943

	4,052,835	3,339,684
Less accumulated depreciation	2,249,465	1,741,310

	$1,803,370	$1,598,374

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001 AND 2000
(REISSUED)

NOTE 6.    LOAN PAYABLE, OFFICER

Periodically, the president of the Company will advance the Company funds to pay corporation obligations. The balance due to the officer is payable on demand, bears interest at 7% and is unsecured. The loan balance at December 31, 2001 was $4,116.

NOTE 7.    CUSTOMER DEPOSITS

In certain circumstances, the Company obtains a portion of the sales price when orders are received. These funds are recorded as customer deposits and are applied to the customer invoices when the merchandise is shipped.

NOTE 8.    INCOME TAXES

From January 1, 2000 to May 31, 2001, the Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for U. S. corporation income taxes has been computed for the period from January 1, 2000 to May 31, 2001.

On June 1, 2001, the corporation became taxed as a C corporation. The provision for income tax for the year ended December 31, 2001 is estimated as follows:

Income tax estimated to be payable currently	$33,509
Deferred income tax	1,400

Total provision	$34,909

A reconciliation of the provision for income taxes compared with the amounts at U.S. federal statutory rate is as follows:

Tax at U.S. federal statutory income tax rates	$23,987
State income taxes	9,522
Benefits and taxes due to timing differences for expense deductions	1,400

Total income tax	$34,909

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001 AND 2000
(REISSUED)

The following is a summary of the significant components of the Company’s deferred tax assets and liabilities:

Deferred tax assets:
Timing differences for expense deductions	$12,200
Valuation allowance	0

Deferred tax asset, net of valuation allowance	$12,200

Deferred tax liabilities:
Depreciation	$13,600

Summary of valuation allowance:
At date converted from S corporation to C corporation	$0
Addition for C corporation year	0

Valuation allowance at December 31, 2001	$0

Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards. Although realization is not assured, management believes that it is more likely than not that the net deferred tax assets will be realized. The amount of the net deferred tax assets considered realizable, however, could be reduced in the near term if actual future taxable income is lower than estimated, or if there are differences in the timing or amount of future reversals of existing taxable temporary differences.

NOTE	9. NOTES PAYABLE, LINE OF CREDIT

	2001	2000
On January 27, 1998, the Company received a $400,000 line of credit from Pre-Banc Business Credit, Inc. The note was secured by all assets of the Company and accrued interest at 1/12 of 1% per day with a monthly minimum interest charge of $1,000	$0	$258,896

On March 20, 2001, the Company received a $500,000 revolving line of credit from U.S. Bank National Association. The loan is secured by a first priority security interest in accounts receivable, inventory, equipment and general intangibles. The note bears interest at 1.75% over prime and requires monthly payments of interest with the principal balance due on April 30, 2002. The note is guaranteed by the principal stockholder of the corporation. The note contains covenants regarding working capital and debt to equity ratios. Effective interest rate at December 31, 2001 was 6.5%	496,836	0

	$496,836	$258,896

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001 AND 2000
(REISSUED)

NOTE	10. NOTES PAYABLE, OTHER

	2001	2000
RITEK CORP.	$400,000	$400,000
In August 1998, the Company received a $400,000 loan from Ritek Corp. The loan is secured by a deed of trust on property owned by the principal stockholder, accrues interest at 8.5% per annum and entitles Ritek Corp. to 50% ownership in the licensing rights in the Shadoan DVD Game. The loan requires monthly payments of interest and principal with the agreement that the total loan and interest was to be paid on June 10, 1999. If the loan was not paid on that date, then Ritek could become 100% owner and license holder of the title “Shadoan”. As of the date of this report, Ritek has not asked for the ownership rights to Shadoan, and Ritek is accepting monthly interest payments on the note.

SMALL BUSINESS ADMINISTRATION LOAN AND COMERICA BANK LOAN	831,470	880,570
On July 12, 2000, the Company received a $900,000 Small Business Administration loan with Comerica Bank participation. The loan requires monthly payments of $11,569 including interest at 2% over prime. The loan is secured by all assets of the Company and the major stockholder’s personal residence and personal guaranty. The loan matures on July 12, 2010. Effective interest rates at December 31, 2001 and 2000 was 6.75% and 11.5%, respectively.

ADVANCED MEDIA POST	210,000	0
On March 1, 2001, the Company received a $210,000 loan from Advanced Media Post. The note requires monthly interest payments of $1,750 (10%) and is due on May 1, 2002. The loan is unsecured and is guaranteed by the principal stockholder of the corporation. (See Note 20)

ELYNOR KASPER (MOTHER OF THE PRESIDENT OF THE COMPANY)	60,000	75,000
Unsecured, 10% note with no due date.

ANNABELLE SCHNITMAN	58,337	0
On February 13, 2001, the Company received a $100,000 loan from Annabelle Schnitman. The note is unsecured and does not have a stated interest rate. However, the Company is required to make monthly payments of $16,666 (totaling $200,000) on the loan. The loan is due on July 20, 2002.

JOE GIARMO	55,000	0
On March 5, 2001, the Company received a $60,000 loan from Joe Giarmo. The Company is required to repay this loan on a monthly basis determined by paying $0.25 for each VHS or DVD sold pursuant to the KSS Inc. license until $120,000 is repaid.

URBACH, KAHN & WERLIN	80,000	0
On December 31, 2001, the Company converted an account payable with Urbach, Kahn & Werlin into a note payable. The note is secured by all assets of the Company, requires monthly payments of $6,932 including interest at 7.25% and matures on June 28, 2002. (See Note 20)

OTHER NOTES	18,439	0
The Company has three loans from children of the principal stockholder. The loans are unsecured, bear interest at 7% and are payable on demand.

Total notes	1,713,246	1,355,570
Less current portion	942,913	129,808

Long-term portion	$770,333	$1,225,762

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001 AND 2000
(REISSUED)

Maturities on long-term debt are as follows:

December 31, 2002	$942,913
December 31, 2003	68,211
December 31, 2004	76,105
December 31, 2005	84,912
Thereafter	541,105

$1,713,246

NOTE 11.    ADVERTISING

The Company expenses all advertising as incurred. Advertising expenses for the years ended December 31, 2001 and 2000 were $39,954 and $52,898, respectively.

NOTE 12.    REAL ESTATE LEASE

On May 1, 2001, the Company leased its office and warehouse facilities for five years and three months. The details on the lease are as follows:

A.	Base rentals—$7,800 per month plus operating costs with cost of living adjustments in May of each year.

B.	Termination date—July 31, 2006

C.	Option—one option for an additional 60 month period with rent at the base rental amount plus cost of living adjustments.

Future minimum lease payments excluding operating expenses are as follows:

December 31, 2002	$93,600
December 31, 2003	93,600
December 31, 2004	93,600
December 31, 2005	93,600
December 31, 2006	93,600

The rent expense for the years ended December 31, 2001 and 2000 was $68,930 and $48,224, respectively.

NOTE 13.    LEGAL AND ACCOUNTING FEES

Legal and accounting fees for the years ended December 31, 2001 and 2000 were $122,030 and $261,449, respectively.

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001 AND 2000
(REISSUED)

NOTE 14.    EQUITY INCENTIVE PLAN

The Board of Directors and stockholders approved the NuTech Digital, Inc. 2001 Equity Incentive Plan which permits the Board of Directors to grant, for a ten year period, both stock purchase rights and stock options. The Company has reserved 3,500,000 shares of its common stock for issuance to the directors, employees and consultants under the Plan. The Plan is administered by the Board of Directors. The administrator has the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock purchase rights or options will be granted, to designate the number of shares to be covered by each option or stock purchase right, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option or stock purchase right. Options granted under the Plan will not have a term that exceeds ten years from date of grant. As of the date of this report, the Company has not issued any stock options.

NOTE 15.    COMMON STOCK PURCHASE WARRANTS

The following is a summary of the stock purchase warrants outstanding as of December 31, 2001:

Number of shares	633,446
Price per share	$3.00
Expiration date	May 31, 2011

NOTE 16.    MAJOR CUSTOMERS

	2001	2000
The Company has one customer that accounted for the following percentage of company sales	10%	23%

NOTE 17.    MAJOR SUPPLIERS

For the year ended December 31, 2001, the Company purchased 60% of its merchandise from one supplier.

In the year ended December 31, 2000, the Company purchased from 13%–30% of its merchandise from three suppliers.

NOTE 18.    STOCK ACQUISITION AGREEMENT

In May 2000, the Company entered into a stock acquisition agreement with one of the stockholders/officers of the Company who owns 395,250 shares of the Company’s common stock. The stockholder cannot transfer, sell, assign or otherwise dispose of his Company stock without the consent of the Company. The Company and the principal stockholder shall have an option and right of first refusal to acquire the stock at fair market value in the event the stockholder requests to dispose of his shares.

See Accompanying Notes and Independent Auditors’ Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

DECEMBER 31, 2001 AND 2000
(REISSUED)

NOTE	19. PRIVATE PLACEMENT

On May 25, 2001, the Company issued a private placement for 120 units with each unit consisting of 16,666 shares of common stock at a purchase price of $1.50 per share ($25,000 per unit) and a warrant to purchase 16,666 shares of common stock at $3.00 per share.

The total offering was for 1,999,920 shares of which 633,446 shares were issued as of December 31, 2001 and an additional 16,666 shares were issued from January 1, 2002 to the date of this report.

NOTE 20.    SUBSEQUENT ISSUANCES OF COMMON STOCK

Subsequent to December 31, 2001, the Company issued the following shares of common stock for:

Cash—16,666 shares for	$25,000

Note payable—Urbach, Kahn & Werlin—53,333 shares for	80,000

Note payable—Advance Media Post—165,000 shares for	247,500

NOTE 21.    REISSUED FINANCIAL STATEMENTS

The financial statements have been reissued to increase the disclosures detailed in the financial statements.

NOTE 22.    SUBSEQUENT EVENT

In the period from April 1, 2002 to June 30, 2002, the Company lost approximately $450,000 from its continuing operations. This loss caused the Company to be in violation of its loan covenants with U.S. Bank National Association (the “Bank”). The Company notified the Bank of this situation and the Bank notified the Company that it will “freeze” the line of credit and wants the Company to arrange for new financing to repay the Bank loan. The Company is seeking new financing to comply with the Bank’s request.

See Accompanying Notes and Independent Auditors’ Report.

INDEPENDENT ACCOUNTANTS’ REVIEW REPORT

To the Board of Directors and Stockholders
NuTech Digital, Inc.

We have reviewed the accompanying balance sheet of NuTech Digital, Inc. as of June 30, 2002 and the related statements of operations and cash flows for the six months ended June 30, 2002 and 2001 and the statement of stockholders’ equity for the six months ended June 30, 2002 in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. All information included in these financial statements is the representation of the management of NuTech Digital, Inc.

A review consists principally of inquiries of company personnel and analytical procedures applied to financial data. It is substantially less in scope than an audit in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

We have audited, in accordance with auditing standards generally accepted in the United States of America, the balance sheet of NuTech Digital, Inc. as of December 31, 2001, and the related statements of income, stockholders’ equity and cash flows for the year then ended (not presented herein); and in our report dated March 2, 2002 we expressed an unqualified opinion on those financial statements. In our opinion, the information set forth in the accompanying balance sheet as of December 31, 2001, is fairly stated in all material respects in relation to the balance sheet from which it has been derived.

MOFFITT & COMPANY, P.C.
SCOTTSDALE, ARIZONA

JULY 29, 2002

NUTECH DIGITAL, INC.

BALANCE SHEETS

JUNE 30, 2002 AND DECEMBER 31, 2001

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
ASSETS

CURRENT ASSETS
Cash	$994	$82,978
Accounts receivable, net	615,221	939,166
Advance to officer	36,339	0
Corporation income tax refund	54,474	0
Inventories	962,668	897,999
Royalty advances, current portion	356,000	627,817
Prepaid expenses, current portion	197,291	49,675
Deferred tax asset	0	12,200

Total current assets	2,222,987	2,609,835

Property and equipment, net of accumulated depreciation	1,900,804	1,803,370

OTHER ASSETS
Royalty advances, long-term portion	671,758	258,860
Prepaid expenses, long-term portion	21,794	16,334
Deposits	7,800	7,800

Total other assets	701,352	282,994

Total assets	$4,825,143	$4,696,199

LIABILITIES AND STOCKHOLDERS’ EQUITY

CURRENT LIABILITIES
Bank overdraft	$137,366	$0
Accounts payable	1,568,664	1,258,797
Loan payable, officer	0	4,116
Accrued liabilities	116,346	135,834
Customer deposits	79,276	0
Corporation income taxes payable	14,592	33,509
Note payable, line of credit	647,700	496,836
Note payable, other, current portion	681,354	942,913

Total current liabilities	3,245,298	2,872,005

LONG TERM LIABILITIES
Notes payable, other, long term portion	731,748	770,333
Deferred tax liability	0	13,600

Total long term liabilities	731,748	783,933

STOCKHOLDERS’ EQUITY
Common Stock Authorized—100,000,000 shares, no par value issued and outstanding:
March 31, 2002—10,248,550	$1,358,893	$0
December 31, 2001—10,013,551 shares	0	1,008,643
Retained earnings (deficit)	(510,796)	31,618

Total stockholders’ equity	848,097	1,040,261

Total liabilities and stockholders’ equity	$4,825,143	$4,696,199

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

STATEMENTS OF OPERATIONS

FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(UNAUDITED)

	2002	2001
Sales	$2,254,212	$1,799,299
Costs of sales	806,723	490,778

Gross profit	1,447,489	1,308,521
Selling, general and administrative expenses	1,894,889	1,271,924

Operating income (loss)	(447,400)	36,597
Interest expense	126,531	114,149

(Loss) before corporation income taxes (benefit)	(573,931)	(77,552)
Corporation income taxes (benefit)	(31,517)	0

Net (loss)	$(542,414)	$(77,552)

Net income per common share:
Basic and diluted	$(.05)	$(.01)

Weighted average number of common shares outstanding
Basic and diluted	10,172,994	8,300,250

Pro Forma Net Income for June 30, 2001
Pro forma net income if the corporation was taxed as a regular corporation for the whole year:
(Loss) before corporation income taxes	$(77,552)
Corporation income taxes (benefit)	(19,400)

Pro forma net (loss)	$(58,182)

Net (loss) per common share:
Basic and diluted
Pro forma (loss)	$(.01)

Weighted average number of common shares outstanding
Basic and diluted	8,300,250

Stock warrants to purchase 703,444 shares of common stock were not included in the computations of diluted income per common share amounts.

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

STATEMENT OF STOCKHOLDERS’ EQUITY

FOR THE SIX MONTHS ENDED JUNE 30, 2002
(UNAUDITED)

	Common Stock		Retained Earnings (Deficit)	Total
	Shares	Amount
Balance, January 1, 2002	10,013,551	$1,008,643	$31,618	$1,040,261
Issuance of common stock for:
Cash-private placement	16,666	25,000	0	25,000
Notes payable	218,333	327,500	0	327,500
Costs incurred for private placement—paid by cash	0	(2,250)	0	(2,250)
Net (loss) for the six months ended June 30, 2002	0	0	(542,414)	(542,414)

Balance, June 30, 2002	10,248,550	$1,358,893	$(510,796)	$848,097

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

STATEMENTS OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2002 AND 2001
(UNAUDITED)
(REISSUED)

	2002	2001
CASH FLOWS FROM OPERATING ACTIVITIES
Net (loss)	$(542,414)	$(77,552)
Adjustments to reconcile net (loss) to net cash provided (used) by operating activities:
Depreciation	290,455	206,482
Deferred tax assets/liabilities	(1,400)	0
Common stock issued for interest	37,500	0
Changes in operating assets and liabilities:
Accounts receivable	323,945	204,137
Advance to officer	(36,339)	(243,960)
Corporation income tax refund	(54,474)	0
Inventories	(64,669)	10,249
Royalty advances	(141,081)	(383,780)
Prepaid expenses	(153,076)	(73,092)
Deposits	0	6,600
Accounts payable	309,867	(83,557)
Accrued liabilities	(19,488)	(2,064)
Customer deposits	79,276	0
Corporation income taxes payable	(18,917)	12,196

Net cash provided (used) by operating activities	9,185	(424,341)

CASH FLOWS FROM INVESTING ACTIVITIES
Purchases of property and equipment	(387,889)	(431,007)

Net cash (used) by investing activities	(387,889)	(431,007)

CASH FLOWS FROM FINANCING ACTIVITIES
Bank overdraft	137,366	110,750
Net proceeds from issuance of common stock	22,750	50,000
Proceeds from notes payable, other	25,000	425,852
Repayments of notes payable	(35,144)	(19,824)
Proceeds from bank line of credit	150,864	258,644
Changes in loans payable, officer	(4,116)	0

Net cash provided by financing activities	296,720	825,422

Net (decrease) in cash	$(81,984)	(29,926)
Cash balance at beginning of period	82,978	29,926

Cash balance at end of period	$994	$0

SUPPLEMENTARY DISCLOSURE OF CASH FLOW INFORMATION
Cash paid during the year:
Interest	$168,317	$96,172

Taxes	$43,000	$1,773

NON-CASH INVESTING AND FINANCING ACTIVITIES
Issuance of common stock for accounts payable, notes payable and accrued interest	$327,500	$0

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS

JUNE 30, 2002 AND 2001
(UNAUDITED)

NOTE	1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Business

NuTech Digital, Inc. was organized on June 12, 1997, under the laws of the state of California. The Company is engaged in licensing and distributing general entertainment products, most of which are made available through digital versatile disc (“DVD”). The Company’s products include children’s animated films and video games, Karoake software, Japanese anime and late night programming.

Restatement of Common Stock

In May, 2001, the Company effected a stock split whereby each stockholder received 7,905 shares for every 1 share owned. The stock split has been retroactively recorded in the financial statements as if it occurred at the date of inception.

Cash and Cash Equivalents

For purposes of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Accounts Receivable

Accounts receivable are reported at the customers’ outstanding balances less any allowance for doubtful accounts.

Allowance for Doubtful Accounts

The allowance for doubtful accounts on accounts receivables is charged to income in amounts sufficient to maintain the allowance for uncollectible accounts at a level management believes is adequate to cover any possible losses.

Inventories

Inventories are stated at the lower of cost (determined by the first-in, first-out method) or market.

Property and Equipment

Property and equipment are stated at cost. Major renewals and improvements are charged to the asset accounts while replacements, maintenance and repairs, which do not improve or extend the lives of the respective assets, are expensed. At the time property and equipment are retired or otherwise disposed of, the asset and related accumulated depreciation accounts are relieved of the applicable amounts. Gains or losses from retirements or sales are credited or charged to income.

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)

The Company depreciates its property and equipment for financial reporting purposes using the straight-line method based upon the following useful lives of the assets:

Completed masters	7 years
Office furniture and equipment	7 years
Computer equipment	5–7 years
Warehouse equipment	7–10 years
Trade show equipment	7 years
Leasehold improvements	3–10 years

Accounting Estimates

Management uses estimates and assumptions in preparing financial statements in accordance with generally accepted accounting principles. Those estimates and assumptions affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, and the reported revenues and expenses. Actual results could vary from the estimates that were used.

Revenue Recognition

The Company recognizes revenue from product sales when the goods are shipped and title passes to customers.

Disclosure About Fair Value of Financial Instruments

The Company has financial instruments, none of which are held for trading purposes. The Company estimates that the fair value of all financial instruments at June 30, 2002 and December 31, 2001 as defined in FASB 107, does not differ materially from the aggregate carrying values of its financial instruments recorded in the accompanying balance sheets. The estimated fair value amounts have been determined by the Company using available market information and appropriate valuation methodologies. Considerable judgement is required in interpreting market data to develop the estimates of fair value, and accordingly, the estimates are not necessarily indicative of the amounts that the Company could realize in a current market exchange.

Net Earnings (Loss) Per Share

The Company adopted Statement of Financial Accounting Standards No. 128 that requires the reporting of both basic and diluted earnings (loss) per share. Basic earnings (loss) per share is computed by dividing net income (loss) available to common stockholders by the weighted average number of common shares outstanding for the period. Diluted earnings (loss) per share reflects the potential dilution that could occur if securities or other contracts to issue common stock were exercised or converted into common stock. In accordance with FASB 128, any anti-dilutive effects on net income (loss) per share are excluded.

Income Taxes

Provisions for income taxes are based on taxes payable or refundable for the current year and deferred taxes on temporary differences between the amount of taxable income and pretax financial income and between the tax basis of assets and liabilities and their reported amounts in the financial statements. Deferred tax assets and liabilities are included in the financial statements at currently enacted income tax rates applicable to the period in which the deferred tax assets and liabilities are expected to be realized or settled as prescribed in FASB Statement No. 109, Accounting for Income Taxes. As changes in tax laws or rates are enacted, deferred tax assets and liabilities are adjusted through the provision for income taxes.

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)

Common Stock Issued for Non-Cash Transactions

It is the Company’s policy to value stock issued for non-cash transactions, such as services, at the fair market value at the date the transaction is negotiated.

Long-Lived Assets

Statement of Financial Accounting Standards No. 121, “Accounting for the Impairment of Long-Lived Assets and for Long-Lived Assets to be Disposed Of,” requires that long-lived assets be reviewed for impairment whenever events or changes in circumstances indicate that the historical cost-carrying value of an asset may no longer be appropriate. The Company assesses the recoverability of the carrying value of an asset by estimating the future net cash flows expected to result from the asset, including eventual disposition. If the future net cash flows are less than the carrying value of the asset, an impairment loss is recorded equal to the difference between the asset’s carrying value and fair value. This standard did not have a material effect on the Company’s results of operations, cash flows or financial position.

Shipping and Handling Costs

The Company’s policy is to classify shipping and handling costs as part of selling, general and administrative costs in the statements of income. These costs for the six months ended June 30, 2002 and 2001 amounted to $53,059 and $33,277, respectively.

NOTE 2.    ACCOUNTS RECEIVABLE

A summary of accounts receivable and allowance for doubtful accounts is as follows:

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Accounts receivable	$655,221	$979,166
Allowance for doubtful accounts	40,000	40,000

Net accounts receivable	$615,221	$939,166

NOTE	3. INVENTORIES

The inventories are comprised of completed DVDs and Karaoke CDs.

NOTE	4. ADVANCE ROYALTIES

The Company has acquired the licensing, manufacturing and distribution rights to various movies from the owners of the titles. The Company pays royalties from 20%-30% of the net sales proceeds. Royalty costs for the six months ended June 30, 2002 and 2001 were $320,874 and $120,242, respectively.

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)

NOTE	5. PROPERTY AND EQUIPMENT

Property and equipment and accumulated depreciation and amortization consists of:

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
Completed masters	$3,935,646	$3,590,602
Office furniture and equipment	103,202	102,033
Computer equipment	180,250	155,202
Warehouse equipment	97,741	96,086
Trade show equipment	24,631	21,940
Leasehold improvements	99,254	86,972

	4,440,724	4,052,835
Less accumulated depreciation	2,539,920	2,249,465

	$1,900,804	$1,803,370

NOTE	6. INCOME TAXES

From January 1, 2000 to May 31, 2001, the Company, with the consent of its stockholders, elected under the Internal Revenue Code to be an S corporation. In lieu of corporation income taxes, the stockholders of an S corporation are taxed based on their proportionate share of the Company’s taxable income. Therefore, no provision or liability for U. S. corporation income taxes has been computed for the period from January 1, 2000 to May 31, 2001.

On June 1, 2001, the corporation became taxed as a C corporation. The provision for income tax for the three months ended June 30, 2002 is estimated as follows:

Income tax estimated to be refunded currently	$0
Deferred income tax (benefit)	(31,517)

Total tax (benefit)	$(31,517)

A reconciliation of the provision for income taxes compared with the amounts at U.S. federal statutory rate is as follows:

Tax (benefit) at U.S. federal statutory income tax rates	$(266,831)
Benefits and taxes due to timing differences for expense deductions (principally net operating loss carrybacks)	(235,314)

Total income tax (benefit)	$(31,517)

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)

The following is a summary of the significant components of the Company’s deferred tax assets and liabilities:

Deferred tax assets:
Net operating loss	$266,831
Timing differences for expense deductions	(92,852)

173,979
Valuation allowance	173,979

Deferred tax asset, net of valuation allowance	$0

Summary of valuation allowance:

Balance at January 1, 2002	$0
Addition for the six months ended June 30, 2002	173,979

Balance at June 30, 2002	$173,979

Realization of the net deferred tax assets is dependent on future reversals of existing taxable temporary differences and adequate future taxable income, exclusive of reversing temporary differences and carryforwards.

NOTE	7. NOTES PAYABLE, LINE OF CREDIT

June 30, 2002	December 31, 2001
(Unaudited)	(Audited)
On March 20, 2002, the Company received a $650,000 revolving line of credit from U.S. Bank National Association. The loan is secured by a first priority security interest in accounts receivable, inventory, equipment and general intangibles. The note bears interest at 1.75% over prime and requires monthly payments of interest with the principal balance due on April 30, 2003. The note is guaranteed by the principal stockholder of the corporation. The note contains covenants regarding working capital and debt to equity ratios, tangible net worth and matures on April 30, 2003. Effective interest rate at June 30, 2002 and December 31, 2001 was 6.5%.
$647,700	$496,836

In the period from April 1, 2002 to June 30, 2002, the Company incurred operating losses of $453,734 from its continuing operations. This loss caused the Company to be in violation of its loan covenants with U.S. Bank National Association (the “Bank”). The Company notified the Bank of this situation and the Bank notified the Company that it will “freeze” the line of credit and wants the Company to arrange for new financing to repay the Bank loan. The Company is seeking new financing to comply with the Bank’s request.

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)

NOTE 8.    NOTES PAYABLE, OTHER

	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
RITEK CORP.	$400,000	$400,000
In August 1998, the Company received a $400,000 loan from Ritek Corp. The loan is secured by a deed of trust on property owned by the principal stockholder, accrues interest at 8.5% per annum and entitles Ritek Corp. to 50% ownership in the licensing rights in the Shadoan DVD Game. The loan requires monthly payments of interest and principal with the agreement that the total loan and interest was to be paid on June 10, 1999. If the loan was not paid on that date, then Ritek could become 100% owner and license holder of the title “Shadoan”. As of the date of this report, Ritek has not asked for the ownership rights to Shadoan, and Ritek is accepting monthly interest payments on the note.

SMALL BUSINESS ADMINISTRATION LOAN AND COMERICA BANK LOAN	796,326	831,470
On July 12, 2000, the Company received a $900,000 Small Business Administration loan with Comerica Bank participation. The loan requires monthly payments of $10,582 including interest at 2% over prime. The loan is secured by all assets of the Company and the major stockholder’s personal residence and personal guaranty. The  loan matures on July 12, 2010. Effective interest rate at June 30, 2002 and December 31, 2001 was 6.75%.

ADVANCED MEDIA POST	0	210,000
On March 1, 2001, the Company received a $210,000 loan from Advanced Media Post. The note requires monthly interest payments of $1,750 (10%) and is due on May 1, 2002. The loan is unsecured and is guaranteed by the principal stockholder of the corporation. The Company paid this note by issuing 165,000 shares of common stock.

ELYNOR KASPER (MOTHER OF THE PRESIDENT OF THE COMPANY)	60,000	60,000
Unsecured, 10% note with no due date.

ANNABELLE SCHNITMAN	41,671	58,337
On February 13, 2001, the Company received a $100,000 loan from Annabelle Schnitman. The note is unsecured and does not have a stated interest rate. However, the Company is required to make monthly payments of $16,666 (totaling $200,000) on the loan. The loan is due on July 20, 2002.

JOE GIARMO	65,000	55,000
On March 5, 2001, the Company received a $60,000 loan from Joe Giarmo. The Company is required to repay this loan on a monthly basis determined by paying $0.25 for each VHS or DVD sold pursuant to the KSS Inc. license until $120,000 is repaid.

URBACH, KAHN & WERLIN	0	80,000
On December 31, 2001, the Company converted an account payable with Urbach, Kahn & Werlin into a note payable. The note is secured by all assets of the Company, requires monthly payments of $6,932 including interest at 7.25% and matures on June 28, 2002. The Company paid this note by issuing 53,333 shares of common stock.

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)
	June 30, 2002	December 31, 2001
	(Unaudited)	(Audited)
OTHER NOTES	$18,439	$18,439
The Company has three loans from children of the principal stockholder. The loans are unsecured, bear interest at 7% and are payable on demand.

Total notes	1,413,102	1,713,246
Less current portion	681,354	942,913

Long-term portion	$731,748	$770,333

Maturities on long-term debt are as follows:

June 30, 2002	$0	$942,913
June 30, 2003	681,354	68,211
June 30, 2004	72,050	76,105
June 30, 2005	80,387	84,912
June 30, 2006	89,690	0
Thereafter	489,612	541,105

	$1,413,102	$1,713,246

NOTE	9. ADVERTISING

The Company expenses all advertising as incurred. Advertising expenses for the three months ended June 30, 2002 and 2001 were $37,536 and $26,754, respectively.

NOTE	10. REAL ESTATE LEASE

On May 1, 2001, the Company leased its office and warehouse facilities for five years and three months. The details on the lease are as follows:

A.	Base rentals—$7,800 per month plus operating costs with cost of living adjustments in May of each year.

B.	Termination date—July 31, 2006

C.	Option—one option for an additional 60 month period with rent at the base rental amount plus cost of living adjustments.

As of June 30, 2002, future minimum lease payments excluding operating expenses are as follows:

June 30, 2003	$93,600
June 30, 2004	93,600
June 30, 2005	93,600
June 30, 2006	93,600
June 30, 2007	31,200

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)

The rent expense for the three months ended June 30, 2002 and 2001 was $53,258 and $16,358, respectively.

NOTE	11. EQUITY INCENTIVE PLAN

The Board of Directors and stockholders approved the NuTech Digital, Inc. 2001 Equity Incentive Plan which permits the Board of Directors to grant, for a ten year period, both stock purchase rights and stock options. The Company has reserved 3,500,000 shares of its common stock for issuance to the directors, employees and consultants under the Plan. The Plan is administered by the Board of Directors. The administrator has the authority and discretion, subject to the provisions of the Plan, to select persons to whom stock purchase rights or options will be granted, to designate the number of shares to be covered by each option or stock purchase right, to specify the type of consideration to be paid, and to establish all other terms and conditions of each option or stock purchase right. Options granted under the Plan will not have a term that exceeds ten years from date of grant. On April 15, 2002, the Company granted 1,705,000 options at $1.50 per share.

NOTE 12.    EMPLOYEE STOCK OPTIONS

The stock subject to the plan and issuable upon exercise of options granted under the plan are shares of the corporation's common stock, no par value, which may be either unissued, restricted or grants of options to purchase shares of common stock. The aggregate number of shares of common stock covered by the plan and issuable upon exercise of all options granted shall be 3,500,000 shares, which shares shall be reserved for use upon the exercise of options to be granted from time to time.

The exercise price is the fair market value of the shares at the date of the grant of the options.

Vesting terms of the options range from five to ten years.

The Company has elected to continue to account for stock-based compensation under APB Opinion No. 25, under which no compensation expense has been recognized for stock options granted to employees at fair market value.

A summary of the option activity for the six months ended June 30, 2002, pursuant to the terms of the plan is as follows:

	Shares Under Option	Weighted Average Exercise Price
Options outstanding at December 31, 2001	0	$.00
Granted	1,705,000.95
Exercised	0.00
Cancelled and expired	0.00

Options outstanding at June 30, 2002	1,705,000.95

1,705,000 shares are exercisable at June 30, 2002

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)

Information regarding stock options outstanding as of June 30, 2002 is as follows:

Price range	$1.50 – $1.65
Weighted average exercise price	$ 0.95
Weighted average remaining contractual life	8 years, 5 months
Options exercised
Price range	0
Shares	0
Weighted average exercise price	0

The weighted average fair value of options granted in the six months ended June 30, 2002 were estimated as of the date of grant using the Black-Scholes stock option pricing model, based on the following weighted average assumptions:

2002
Dividend yield	0
Expected volatility	50%
Risk free interest rate	5.127%
Expected life	5 – 10 years

For purposes of proforma disclosures, the estimated fair value of the options is amortized to expense over the options' vesting period. The Company's proforma information follows:

June 30, 2002
Net (loss) from continuing operations
As reported	$(542,414)
Proforma	$(614,406)
(Loss) per share attributable to common stock
As reported	(.05)
Proforma	(.06)

NOTE 13.    COMMON STOCK PURCHASE WARRANTS

The following is a summary of the stock purchase warrants outstanding as of June 30, 2002:

Number of shares	703,444
Price per share	$3.00
Expiration date	May 31, 2011

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)

NOTE	14. MAJOR CUSTOMERS

For the six months ended June 30, 2002, the Company had two customers that accounted for the following percentage of Company sales:

Percent of Total Sales
Customer A	10%
Customer B	11%

NOTE	15. MAJOR SUPPLIERS

For the six months ended June 30, 2002, the Company purchased merchandise from several suppliers as follows:

Supplier	Percent of Total Purchases
A	29%
B	13%
C	22%

NOTE 16.    STOCK ACQUISITION AGREEMENT

In May 2000, the Company entered into a stock acquisition agreement with one of the stockholders/officers of the Company who owns 395,250 shares of the Company’s common stock. The stockholder can not transfer, sell, assign or otherwise dispose of his Company stock without the consent of the Company. The Company and the principal stockholder shall have an option and right of first refusal to acquire the stock at fair market value in the event the stockholder requests to dispose of his shares.

NOTE 17.    CONTINGENT LIABILITY

The Company issued 53,333 shares of common stock in full payment of a $80,000 note payable to Urbach, Kahn & Werlin (Investor). The Investor has agreed to exchange the promissory note for the Common Stock in reliance on the Company’s representation that it intends to file an SB-2 Registration Statement with the Securities and Exchange Commission registering its Common Stock and that the Investor will be included on such Registration Statement as a selling shareholder subject to the approval of the underwriter. If the underwriter refuses to allow the Investor to be included in the Registration Statement as a selling shareholder or if the Registration Statement is not declared effective on or before October 1, 2002, the Investor may rescind this transaction by returning the Common Stock to the Company. In that event, the promissory note will again be in full force and effect as though this transaction had not occurred and any interest that should have accrued during the period after this transaction until the Investor’s rescission of this transaction shall be due and payable on such terms as agreed to by the Company and the Investor. Likewise, if the Registration Statement is declared effective, but the price at which the Common Stock is offered is less that $1.50 per share, then the promissory note will be

See Accompanying Notes and Independent Accountants’ Review Report.

NUTECH DIGITAL, INC.

NOTES TO FINANCIAL STATEMENTS—(Continued)

JUNE 30, 2002 AND 2001
(UNAUDITED)

deemed paid only to the extent of the product found by multiplying the offering price times 53,333, and any amount unpaid shall be due and payable on such terms as agreed to by the Company and the Investor.

NOTE 18.    UNAUDITED FINANCIAL INFORMATION

The accompanying financial information as of June 30, 2002 and 2001 is unaudited. In managements opinion, such information includes all normal recurring entries necessary to make the financial information not misleading.

See Accompanying Notes and Independent Accountants’ Review Report.

No person is authorized to give any information or to make any representation other than those contained in this prospectus, and if made such information or representation must not be relied upon as having been given or authorized. This prospectus does not constitute an offer to sell or a solicitation of an offer to buy any securities other than the securities offered by this prospectus or an offer to sell or a solicitation of an offer to buy the securities in any jurisdiction to any person to whom it is unlawful to make such offer or solicitation in such jurisdiction.

The delivery of this prospectus shall not, under any circumstances, create any implication that there has been no change in our affairs since the date of this prospectus. However, in the event of a material change, this prospectus will be amended or supplemented accordingly.

NuTECH DIGITAL, INC.
5,930,030 Shares of Common Stock

Until ___________, 2002, all dealers that effect transactions in these securities, whether or not participating in this offering, may be required to deliver a prospectus. This is in addition to the dealers’ obligation to deliver a prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.

PROSPECTUS

September     , 2002

PART II

INFORMATION NOT REQUIRED IN PROSPECTUS

Item 24.    Indemnification of Directors and Officers.

The only statute, charter provision, bylaw, contract, or other arrangement under which any controlling person, director or officer of the Registrant is insured or indemnified in any manner against any liability which he may incur in his capacity as such, is as follows:

a.    Section 317 of the California General Corporation Law permits the indemnification of a corporation’s agents (which includes officers and directors) because the agent is a party (or he is threatened to be made a party) to any action or proceeding by reason of the fact that he is or was an agent of the corporation or because he is a party (or he is threatened to be made a party) to any action or proceeding brought by or on behalf of a corporation. If the agent is successful on the merits in defense of any action or proceeding, the corporation must indemnify the agent against expenses actually and reasonably incurred by the agent in such defense.

b.    Article V of the Registrant’s Articles of Incorporation provides that the liability of directors for monetary damages shall be eliminated to the fullest extent permissible under California law. This provision requires the Registrant to indemnify directors, as permitted by law, in excess of Section 317 of the California General Corporation Law.

c.    Article VI of the Registrant’s bylaws provides that the Registrant shall, to the maximum extent permitted by the California General Corporation Law, have power to indemnify each of its agents (which is defined to include any person who is or was a director, officer or employee of the Registrant) against expenses, judgments, fines, settlements, and other amounts actually and reasonably incurred in connection with any proceeding to the maximum extent permitted by law. In this regard, the Registrant has the power to advance to any officer or director expenses incurred in defending any such proceeding to the maximum extent permitted by law.

Item 25.    Other Expenses of Issuance and Distribution.

The estimated expenses of the offering, all of which are to be borne by the Registrant, are as follows:

SEC Filing Fee	$915.42
Printing Expenses*	35,000.00
Accounting Fees and Expenses*	55,000.00
Legal Fees and Expenses*	100,000.00
Blue Sky Fees and Expenses*	7,500.00
Registrar and Transfer Agent Fee*	5,000.00
Miscellaneous*	1,500.00

Total*	$204,915.42

*	Estimated

Item 26.    Recent Sales of Unregistered Securities.

On July 31, 2000 the Registrant’s Board of Directors issued to Mr. Joseph Giarmo, the Registrant’s Vice-President and a director, 50 shares of the Registrant’s common stock as compensation for extraordinary services rendered by Mr. Giarmo to the Company, such services having a value of $250. The securities were issued in reliance upon the exemption provided in Section 4(2) of the Securities Act. These shares were issued prior to the stock split that the Registrant effected on May 4, 2001. After giving effect to the stock split, Mr. Giarmo owned 392,250 shares of the Registrant’s common stock.

On May 4, 2001 the Registrant’s Articles of Incorporation were amended to increase the authorized number of shares of our common stock from 2,000,000 to 100,000,000 and to split each share of outstanding common stock from one share into 7,905 shares.

On May 31, 2001, the Registrant issued 100,000 shares of its common stock to Elynor Kasper in exchange for the release of certain contract rights. The Registrant determined that the value of the contract rights was $3,000. On May 31, 2001, the Registrant also issued 350,000 shares of its common stock to Leora Kimble, in exchange for bookkeeping services rendered to the Registrant having a value of $10,500. Finally, on May 31, 2001, the Registrant issued 400,000 shares of its common stock to Saratoga Capital Corporation, its distributor in Asia, for services rendered to the Registrant having a value of $12,000. The Registrant determined that the value of the common stock on May 31, 2001 was $ .03 per share. The securities were issued in reliance upon the exemption provided in Section 4(2) of the Securities Act.

On June 1, 2001, the Registrant began a private offering of its securities, pursuant to the exemption provided in Section 4(2) of the Securities Act and Section 506 of Regulation D promulgated thereunder. In selling the Securities, the Registrant provided non-financial and financial statement information to the investors, did not offer or sell the securities by any form of general solicitation or general advertising, and advised each investor that the securities could not be resold without registration under the Securities Act or an exemption therefrom. These securities were sold with the assistance of broker-dealers to persons who represented that they were accredited investors, as that term is defined in Rule 501 of Regulation D. Each investor who purchased shares of common stock to 38 investors in this offering received a warrant to purchase a like number of additional shares. The unit price was $1.50 per share. The warrant exercise price is $3.00 per share. The warrants, if not exercised, will expire on November 1, 2002. The Registrant sold a total of 703,444 shares of its common stock in the offering. In addition to the shares sold, the Registrant issued a total of 208,142 shares of common stock to broker-dealers and advisors in connection with the offering. Broker-dealers were also paid a commission of 10%. Our legal counsel, Pollet, Richardson & Patel, subscribed to this offering by accepting 53,333 shares of our common stock in exchange for services that had been rendered to us having a value of $80,000.

On September 13, 2001 the Registrant agreed to convert $100,000 of debt owed to Sarah and LeBron Barkstelle to common stock. The debt was converted at the rate of one share of common stock for each $1.00 converted. The securities were issued in reliance upon the exemption provided in Section 4(2) of the Securities Act.

On March 4, 2002, Urbach Kahn & Werlin, Inc. agreed to convert $80,000 of debt for services rendered to the Registrant to the Registrant’s common stock on the condition that (i) the Registrant file a registration statement which includes Urback Kahn & Werlin, Inc. as a shareholder selling 53,333 shares of common stock, and (ii) the Registration statement is declared effective by the Securities Exchange Commission before October 1, 2002. The conversion was made at $1.50 per share. The securities were issued in reliance upon the exemption provided in Section 4(2) of the Securities Act.

Also on March 4, 2002, Advanced Media Post, LLC agreed to convert $247,500 of debt for services rendered to the Registrant to the Registrant’s common stock on the condition that (i) the Registrant file a registration statement which includes Advanced Media Post, LLC as a shareholder selling 165,000 shares of common stock, and (ii) the registration statement is declared effective by the Securities Exchange Commission before October 1, 2002. The conversion was made at $1.50 per share. The securities were issued in reliance upon the exemption provided in Section 4(2) of the Securities Act.

Item 27.    Exhibits.

a.    The following Exhibits are filed as part of this Registration Statement pursuant to Item 601 of Regulation S-B:

Exhibit No.	Title*
3.1	Articles of Incorporation of NuTech, Digital, Inc., as amended.(1)
3.2	Bylaws of NuTech Digital, Inc., as amended on June 28, 2002.(1)
3.3	Certificate of Amendment of Articles of Incorporation.(2)
5.0	Legal Opinion from Pollet, Richardson & Patel.(1)
10.1	2001 NuTech Digital Inc. Equity Incentive Plan, as amended on June 28, 2002.(1)
10.2
Business Loan Agreement between NuTech Digital, Inc. and U.S. Bank N.A., dated as of March 20, 2002, including Amendment to Loan Agreement and Note, Authorization for Preauthorized Debts for Payment of Loans, Addendum to Amendment to Loan Agreement and Note, Commercial Guaranty between Lee Kasper and U.S. Bank N.A., Business Security Agreement, Insurance Coverage for the Benefit of Bank.(1)

10.3	Letter of Intent between NuTech Digital, Inc. and Ritek Corp, dated as of August 6, 1996 (including Letter of Intent A).(1)
10.4	Promissory Note and Commercial Security Agreement memorializing Small Business Administration Loan between NuTech Digital, Inc. and Imperial Bank, SBA Department, dated as of July 12, 2000.(1)
10.5	Unconditional Guarantee signed by Lee Kasper in favor of Imperial Bank dated July 12, 2000.(1)
10.6
Lease Agreement between Kathy Schreiber, Todd Lorber and Hiroko (“Lessor”) and NuTech Digital, Inc. (“Lessee”) for the premises located at 7900 Gloria Avenue, Los Angeles, CA, dated as of March 10, 2001.(1)

10.7	Joint Venture Agreement by and between NuTech Digital, Inc., and Joseph Anthony Giarmo.(1)
15.0	Letter on Unaudited Interim Financial Information.(2)
23.0	Consent of Moffitt & Company, P.C.(2)
23.1	Consent of Pollet, Richardson & Patel (included in Exhibit 5.0).(1)

(1)	Previously filed.
(2)	Filed herewith.

Item	28. Undertakings.

Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel that the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Act and will be governed by the final adjudication of such issue.

The undersigned Registrant hereby undertakes:

1.    To file, during any period in which offers or sales are being made, a post-effective amendment to this registration statement:

(i)   To include any prospectus required by Section 10(a)(3) of the Securities Act of 1933;

(ii)  To reflect in the prospectus any facts or events which, individually or together, represent a fundamental change in the information in the registration statement;

(iii)  To include any additional or changed material information on the plan of distribution.

2.    That, for the purpose of determining any liability under the Securities Act of 1933, each post–effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

3.    To remove from registration by means of a post–effective amendment any of the securities being registered which remain unsold at the termination of the offering.

4.    Insofar as indemnification for liabilities arising under the Securities Act of 1933 (the “Act”) may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act and will be governed by the final adjudication of such issue.

SIGNATURES

Pursuant to the requirements of the 1933 Securities Act, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form SB-2 and has duly caused this Pre-Effective Amendment No. 3 to Form SB-2 Registration Statement to be signed on its behalf by the undersigned thereunto duly authorized, in the City of Van Nuys, State of California on the 6th day of September 2002.

NUTECH DIGITAL, INC., a California corporation
By:	/s/ LEE KASPER
Lee Kasper, President, Chief Executive Officer, and Chief Financial Officer

Pursuant to the requirements of the 1933 Securities Act, this Pre-Effective Amendment No. 3 to Form SB-2 Registration Statement has been signed by the following persons in the capacities with NuTech Digital, Inc. and on the dates indicated.

Name	Title	Date

/s/ LEE KASPER Lee Kasper	President, Chief Executive Officer, Chief Financial Officer, Chairman of the Board of Directors	September 6, 2002

/S/ JOSEPH GIARMO Joseph Giarmo	Vice President, Director	September 6, 2002

/s/ YEGIA ELI ARAMYAN Yegia Eli Aramyan	Accountant, Director	September 6, 2002

3.1	Articles of Incorporation of NuTech, Digital, Inc., as amended.(1)
3.2	Bylaws of NuTech Digital, Inc., as amended on June 28, 2002.(1)
3.3	Certificate of Amendment of Articles of Incorporation.(2)
5.0	Legal Opinion from Pollet, Richardson & Patel.(1)
10.1	2001 NuTech Digital Inc. Equity Incentive Plan, as amended on June 28, 2002.(1)
10.2
Business Loan Agreement between NuTech Digital, Inc. and U.S. Bank N.A., dated as of March 20, 2002, including Amendment to Loan Agreement and Note, Authorization for Preauthorized Debits for Payment of Loans, Addendum to Amendment to Loan Agreement and Note, Commercial Guaranty between Lee Kasper and U.S. Bank N.A., Business Security Agreement, Insurance Coverage for the Benefit of the Bank.(1)

10.3	Letter of Intent between NuTech Digital, Inc. and Ritek Corp, dated as of August 6, 1996 (including Letter of Intent A).(1)
10.4	Promissory Note and Commercial Security Agreement memorializing Small Business Administration Loan between NuTech Digital, Inc. and Imperial Bank, SBA Department, dated as of July 12, 2000.(1)
10.5	Unconditional Guarantee signed by Lee Kasper in favor of Imperial Bank dated July 12, 2000.(1)
10.6
Lease Agreement between Kathy Schreiber, Todd Lorber and Hiroko (“Lessor”) and NuTech Digital, Inc. (“Lessee”) for the premises located at 7900 Gloria Avenue, Los Angeles, CA, dated as of March 10, 2001.(1)

10.7	Joint Venture Agreement by and between NuTech Digital, Inc., and Joseph Anthony Giarmo.(1)
15.0	Letter on Unaudited Interim Financial Information.(2)
23.0	Consent of Moffitt & Company, P.C.(2)
23.1	Consent of Pollet, Richardson & Patel (included in Exhibit 5.0).(1)

(1)	Previously filed.
(2)	Filed herewith.